                                  $550,000,000

               [LOGO]       ALLEGIANCE CORPORATION
                 $200,000,000 7.30% NOTES DUE OCTOBER 15, 2006
               $150,000,000 7.80% DEBENTURES DUE OCTOBER 15, 2016
               $200,000,000 7.00% DEBENTURES DUE OCTOBER 15, 2026
                                 -------------

    Interest on the 7.30% Notes due October 15, 2006, the 7.80% Debentures due October 15, 2016 and the 7.00% Debentures due October 15, 2026 (the Notes and the Debentures collectively, the "Securities") is payable on April 15 and October 15 of each year, commencing April 15, 1997. The holder of each 2026 Debenture may elect to have that 2026 Debenture, or any portion of the principal amount thereof that is a multiple of $1,000, repaid on October 15, 2003 at 100% of the principal amount thereof, together with accrued interest to October 15, 2003. Such election, which is irrevocable when made, must be made within the period commencing on August 15, 2003 and ending at the close of business on September 15, 2003. The Securities are not redeemable at the option of the Company prior to maturity and are not entitled to the benefit of any sinking fund. The Securities are unsecured obligations of the Company and will rank PARI PASSU with each other and with all other unsecured and unsubordinated indebtedness of the Company.

    Each series of the Securities will be represented by one or more global Securities registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Securities in definitive form will not be issued. The Securities will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Securities."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                                 -------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                                     INITIAL PUBLIC
                                                                        OFFERING      UNDERWRITING      PROCEEDS TO
                                                                        PRICE(1)       DISCOUNT(2)     COMPANY(1)(3)
                                                                    ----------------  -------------  ------------------
Per 7.30% Note due 2006...........................................      99.789%          0.650%           99.139%
Total.............................................................    $199,578,000     $1,300,000       $198,278,000
Per 7.80% Debenture due 2016......................................      99.589%          0.875%           98.714%
Total.............................................................    $149,383,500     $1,312,500       $148,071,000
Per 7.00% Debenture due 2026......................................      99.929%          0.625%           99.304%
Total.............................................................    $199,858,000     $1,250,000       $198,608,000

------------
(1) Plus accrued interest, if any, from October 15, 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $650,000 payable by the Company.
                                 --------------

    The Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Securities will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about October 15, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
       J.P. MORGAN & CO.
               SMITH BARNEY INC.
                       BA SECURITIES, INC.
                              FIRST CHICAGO CAPITAL MARKETS, INC.
                                      NATIONSBANC CAPITAL MARKETS, INC.

                                 --------------

                The date of this Prospectus is October 9, 1996.

                             AVAILABLE INFORMATION

    Allegiance has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended and the rules promulgated thereunder (the "Securities Act"), for the registration of the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information in the Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the related exhibits and schedules filed by Allegiance with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such information may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, electronic copies of the Registration Statement and all related exhibits and schedules may be accessed on the world wide web via the Commission's EDGAR database at its website (http://www.sec.gov). In addition, the common stock of Allegiance is listed on the New York Stock Exchange and materials filed by Allegiance after September 30, 1996 can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    Allegiance is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected at the public reference facilities and website maintained by the Commission that are referenced in the above paragraph.

                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF EACH SERIES OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    REFERENCE IS MADE TO, AND THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE, (I) "ALLEGIANCE" OR THE "COMPANY" REFERS TO THE ALLEGIANCE BUSINESS (AS DEFINED BELOW) OF BAXTER INTERNATIONAL INC. ("BAXTER") FOR PERIODS PRIOR TO SEPTEMBER 30, 1996 (THE "DISTRIBUTION DATE") AND ALLEGIANCE CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES FOR THE PERIODS ON AND AFTER THE DISTRIBUTION DATE, (II) ALL REFERENCES TO "BAXTER" INCLUDE BAXTER INTERNATIONAL INC. AND ITS CONSOLIDATED SUBSIDIARIES AS OF THE RELEVANT DATE, AND (III) "OFFERING" REFERS TO THE OFFERING OF $200,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE COMPANY'S 7.30% NOTES DUE OCTOBER 15, 2006 (THE "NOTES"), $150,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE COMPANY'S 7.80% DEBENTURES DUE OCTOBER 15, 2016 (THE "2016 DEBENTURES") AND $200,000,000 AGGREGATE PRINCIPAL AMOUNT OF THE COMPANY'S 7.00% DEBENTURES DUE OCTOBER 15, 2026 (THE "2026 DEBENTURES" AND TOGETHER WITH THE NOTES AND THE 2016 DEBENTURES, THE "SECURITIES"). SEE "COMPANY BACKGROUND."

                                  THE COMPANY

    Allegiance Corporation is America's largest provider of health-care products and cost-management services for hospitals and other health-care providers, with recorded total sales of approximately $4.5 billion in 1995. Allegiance offers more than 200,000 products -- the broadest range of medical and laboratory products in the industry. Allegiance's offering includes its own products as well as products manufactured by more than 2,000 independent suppliers. Allegiance operates more than 60 distribution centers across the country, delivering products often on a just-in-time basis.

    The economics of health care are undergoing rapid and fundamental change, particularly in the United States, which is Allegiance's largest current market. In the past, doctors and nurses were paid for their services with few cost constraints. Today, large employers, insurance companies and HMOs are negotiating set fees for the care of patients. For U.S. hospitals and health systems, Allegiance's main customers, the pressure to reduce costs has never been greater. At the same time, demand for health services is continuing to climb with the dramatic growth of elderly populations in the United States and abroad. This environment offers opportunities for Allegiance, which has invested in integrated product and service programs that help medical professionals cope with health care's new economics and demographic trends. Management believes Allegiance, with its size, breadth of product line, customer relationships, growing array of cost-management services and financial strength, is well-positioned competitively for the increasingly cost-conscious health-care marketplace.

    The health-care distribution market in the United States has experienced intense competition and a resultant erosion in its margins in recent years in response to the growth of managed care and increased consolidation among health-care providers. Allegiance has responded by integrating its market-leading distribution capabilities with a broad product offering, high levels of customer service and innovative cost-management services. Within a larger Baxter organization, Allegiance's cost structure was higher than industry standards. As an independent public company, Allegiance intends to realign its cost structure, and improve returns from its distribution operations.

    Allegiance's mission is to align its objectives with those of its customers -- to help hospitals and others throughout the health-care field fulfill their mission of serving patients. Allegiance intends to achieve this goal by providing high-quality products, excellent service and new ways of managing costs. Allegiance's leading competitive position within the health-care marketplace is a function of several key advantages, including its size and breadth of products; an intense customer-service orientation; a growing portfolio of cost-management services and financial strength. Allegiance is the only health-care company that fully integrates distribution, products and services to bring greater efficiency to health care. Management believes its key competitive advantages and integrated product and service offerings provide a solid platform for growth.

    Allegiance's strategy is designed to continue to improve efficiency and returns in its distribution operations, to increase market penetration for its self-manufactured and "best value" preferred distributed products, and to expand its ability to help health-care professionals manage costs.

    Allegiance was formed in June 1996 as a wholly owned subsidiary of Baxter consisting of Baxter's U.S. distribution, surgical and respiratory-therapy products, and health-care cost-management services operations (the "Allegiance Business"). These integrated businesses recorded total sales of approximately $4.5 billion in 1995. On September 30, 1996 (the "Distribution Date"), Baxter effected a spin-off of Allegiance through a distribution of all of the outstanding shares of common stock of Allegiance ("Allegiance Stock") to Baxter stockholders. Prior to the Distribution Date, Allegiance became the owner of all of the assets, liabilities and operations of the Allegiance Business.

                                  RISK FACTORS

    Prospective purchasers of the Securities offered hereby should consider carefully the information set forth under "Risk Factors," in addition to the other information set forth in this Prospectus, before purchasing any of the Securities.

                                  THE OFFERING

Securities Offered...........................  $200,000,000 aggregate principal amount of
                                                Notes, $150,000,000 aggregate principal
                                                amount of 2016 Debentures and $200,000,000
                                                aggregate principal amount 2026 Debentures.
Interest.....................................  Interest on the Notes, the 2016 Debentures
                                               and the 2026 Debentures is payable
                                                semiannually on April 15 and October 15 of
                                                each year, commencing April 15, 1997, at an
                                                annual rate of 7.30% for the Notes, 7.80%
                                                for the 2016 Debentures and 7.00% for the
                                                2026 Debentures.
Repayment....................................  The holder of each 2026 Debenture may elect to have that 2026 Debenture, or any portion
                                                of the principal amount thereof that is a
                                                multiple of $1,000, repaid on October 15,
                                                2003 at 100% of the principal amount
                                                thereof, together with accrued interest to
                                                October 15, 2003. Such election, which is
                                                irrevocable when made, must be made within
                                                the period commencing on August 15, 2003 and
                                                ending at the close of business on September
                                                15, 2003. The Notes and the 2016 Debentures
                                                are not subject to repayment at the option
                                                of their holders.
Redemption...................................  The Securities are not subject to redemption at the option of the Company prior to
                                                maturity.

Ranking......................................  The Securities will be unsecured obligations of the Company and will rank PARI PASSU with
                                                each other and with all other unsecured and
                                                unsubordinated debt of the Company. As of
                                                September 30, 1996, the Company had no
                                                outstanding indebtedness that would in
                                                effect rank ahead of the Securities. See
                                                "Management's Discussion and Analysis of
                                                Financial Condition and Results of
                                                Operations -- Liquidity and Capital
                                                Resources."
Certain Restrictive Covenants................  The Indenture under which each series of the
                                                Securities is to be issued contains a
                                                limited number of restrictive covenants
                                                regarding, among other things, the creation
                                                and existence of additional secured
                                                indebtedness; sale and leaseback
                                                transactions; subsidiary debt; and mergers,
                                                consolidation and certain sales of assets.
                                                See "Description of Securities."
Use of Proceeds..............................  All of the net proceeds from the sale of the
                                                Securities will be used to reduce amounts
                                                outstanding under the Company's $1.2 billion
                                                credit facility. See "Use of Proceeds."

                   SUMMARY SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth selected financial information with respect to Allegiance. Selected unaudited historical financial information for the six months ended June 30, 1996 and 1995 includes all adjustments, consisting only of normal recurring accruals that are considered necessary for a fair presentation of combined operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. Historical financial information may not be indicative of Allegiance's performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Combined Financial Statements" and related notes thereto found elsewhere in this Prospectus. Historical per share data for net income and dividends, and the ratio of earnings to fixed charges have not been presented because Allegiance was not incorporated until June 1996, and did not have significant interest expense for the periods presented below. Pro forma long term debt and net income per share data are presented elsewhere in this Prospectus.

                 SUMMARY SELECTED HISTORICAL FINANCIAL DATA (A)

                                             SIX MONTHS ENDED
                                                 JUNE 30,                      YEARS ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1996       1995       1995       1994       1993       1992       1991
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (IN MILLIONS)
INCOME STATEMENT DATA:
Net sales................................  $   2,201  $   2,485  $   4,922  $   5,109  $   5,019  $   4,861  $   4,402
Gross profit.............................        455        545      1,044      1,378      1,406      1,512      1,448
Restructuring charges (b)................     --         --             76     --            484     --         --
Income (loss) before income taxes........         93        140        476        338       (154)       352        366
Net income (loss) (b) (c)................  $      57  $      85  $     273  $     215  $     (73) $     243  $     250
Ratio of earnings to fixed charges (d)

BALANCE SHEET DATA:
Total Assets.............................  $   3,293  $   3,765  $   3,444  $   4,031  $   4,590  $   4,287  $   4,089

------------
(a) See Note 1 to "Notes to the Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the impact of certain divestitures on Allegiance's revenues and expenses.

(b) See Note 4 to "Notes to the Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information related to the restructuring charges of $76 million and $484 million that were recorded in 1995 and 1993, respectively.

(c) Net loss for 1993 reflects the impact of a charge equal to $5 million, net of tax, resulting from the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

(d) Historical computation of ratio of earnings to fixed charges is not considered meaningful as no interest costs were allocated from Baxter to Allegiance for the historical periods presented. Pro forma ratio of earnings to fixed charges was 1.9, 2.1 and 2.0 for the periods June 30, 1996, June 30, 1995, and December 31, 1995, respectively. For the purpose of calculating pro forma ratio of earnings to fixed charges, "earnings" represents pro forma earnings before income taxes, plus fixed charges. "Fixed charges" consist of pro forma interest on all indebtedness and estimated interest on rentals. For further information, see the unaudited pro forma combined statements of income included in "Pro Forma Financial Information" in this Prospectus.

                      SUMMARY SUPPLEMENTARY FINANCIAL DATA

    Allegiance's historical results of operations include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995 and the diagnostics manufacturing businesses were sold in December 1994. See Notes 1 and 3 to "Notes to the Combined Financial Statements" for additional information related to these divestitures. The following table presents selected supplementary financial data for Allegiance excluding the revenue and expenses associated with these divested businesses.

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                --------------------  -------------------------------
                                                                  1996       1995       1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------
                                                                                    (IN MILLIONS)
                                                                    (UNAUDITED)
Net sales.....................................................  $   2,201  $   2,244  $   4,575  $   4,314  $   4,249
Gross profit..................................................        455        474        950      1,003      1,004
Restructuring charge..........................................     --         --         --         --            304
Income (loss) before income taxes.............................         93        108        245        258        (39)
Income (loss)(a)..............................................         57         66        151        157        (26)

------------

(a) Income (loss) for 1993 excludes the impact of a charge equal to $5 million, net of tax, resulting from the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

                                  RISK FACTORS

    Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, including, but not limited to, general economic and business conditions, competition, changing trends in customer profiles, changes in governmental regulations, and unfavorable foreign currency fluctuations. Although Allegiance believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of Allegiance will not differ materially from any future results, performance or achievements expressed or implied by such forward looking statements.

    In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Securities offered hereby.

UNITED STATES HEALTH-CARE ENVIRONMENT

    The United States health-care system continues to undergo fundamental change. Competition for patients among health-care providers continues to intensify. Increasingly, providers are looking for ways to better manage costs in areas such as materials handling, supply utilization, product standardization for specific procedures and capital expenditures.

    Accelerating cost pressures on hospitals in the United States are resulting in increased out-patient and alternate-site health-care service delivery and a focus on cost-effectiveness and quality. These forces increasingly shape the demand for, and supply of, medical care. Many private health-care payors are providing incentives for consumers to seek lower cost care outside the hospital. Many corporations' employee health plans have been restructured to provide financial incentives for patients to utilize the most cost-effective forms of treatment (managed care programs, such as health maintenance organizations, have become more common), and physicians have been encouraged to provide more cost-effective treatments. In the past, Allegiance's distribution network has been focused on traditional distribution to hospitals.

    The future financial success of health-care product and service companies, such as Allegiance, will depend on their ability to work with health-care providers to help them enhance their competitiveness and to distribute products to alternate sites as treatment moves outside the hospital. Management believes it can help its customers achieve savings in the total health-care system by automating supply-ordering procedures, optimizing distribution networks, improving utilization and materials management and achieving economies through product and procedure standardization, and performing certain non-clinical services on an outsourced basis. Management further believes that its strategy of providing unmatched service to its health-care customers and achieving the best overall cost in its delivery of health-care products and services is compatible with any anticipated realignment of the United States health-care system that may ultimately occur. If customers do not respond favorably to the Allegiance strategy, these changes could have a material effect on Allegiance's business, results of operations and financial condition.

UNITED STATES COMPETITION

    The changing health-care environment in recent years has led to increasingly intense competition among health-care suppliers. Competition is focused on price, service and product performance. Pressure in these areas is expected to continue. There has been substantial consolidation in Allegiance's customer base and among its competitors. In recent years, Allegiance's overall price increases have been lower than increases in the Consumer Price Index. Industry trends and competition may inhibit Allegiance's ability to increase prices, and may continue to depress Allegiance's margins in the future.

    In part through its previously announced and ongoing restructuring program, Allegiance plans to continue to increase its efforts to minimize costs and better meet accelerating price competition. Allegiance believes that its cost position will continue to benefit from improvements in manufacturing technology and increased economies of scale. Allegiance continues to improve the quality of its products and services. If Allegiance is unsuccessful in maintaining its service and quality levels while decreasing costs, the competitive environment may have a material adverse effect on Allegiance's business, results of operations and financial condition. See "Allegiance Business -- Competition."

REVENUES FROM CUSTOMERS PURCHASING THROUGH BUYING GROUPS

    For the last three years, as a percentage of total revenue, sales to customers which are members of two large hospital buying groups, Premier and VHA, comprised 27% and 16% respectively in 1995, 23% and 13% respectively in 1994 and 23% and 13% respectively in 1993. Loss of the contracts with either or both of these buying groups, or renegotiation of these contracts on unfavorable terms, could have a material adverse effect on the business, results of operations and financial condition of Allegiance. However, some member hospitals in each group are free to purchase from the vendors of their choice. Management believes that its relationships with its larger customers are excellent. No other buying group or single customer currently accounts for more than 10% of Allegiance's revenue. See "Allegiance Business -- Contractual Arrangements; Buying Groups."

FINANCIAL LEVERAGE

    As of September 30, Allegiance had outstanding indebtedness in the amount of approximately $1.2 billion. Such indebtedness may limit Allegiance's future financial flexibility. See "Pro-Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources."

MUTUAL DISTRIBUTION ARRANGEMENTS

    Allegiance and Baxter are parties to various agency and distribution arrangements pursuant to which Allegiance will distribute certain Baxter products in the United States and Baxter will distribute certain Allegiance products in the United States and internationally. The compensation received by Allegiance under the domestic distribution arrangements generally is based upon the internal business unit revenue and expense allocations that were in effect between the Baxter business units and the Allegiance Business prior to the date of the Distribution, which management believes will not be materially different than those that could be negotiated with independent third parties. The initial terms of these agreements range from three to five years. Although the present intention of Allegiance and Baxter is that these distribution arrangements continue as long as the relationship between the parties is mutually beneficial, no assurance can be given that these arrangements will be extended beyond their original expiration dates or will not be terminated prior to their original terms. See "Relationship with Baxter."

DEPENDENCE ON ADMINISTRATIVE SERVICES

    Allegiance and Baxter rely on each other for the provision of certain administrative services. Such services are provided, pursuant to contractual arrangements that can be terminated by either party upon no more than 12 months notice, at rates intended to approximate the cost of providing such services. No assurance can be given that such arrangements will continue in the future, that the cost of arranging substitute service either internally or from a third party would not increase the cost to the service recipient, or that a service provider will not be forced to absorb a greater share of its fixed overhead costs in the event of a termination of these arrangements. See "Relationship with Baxter."

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY

    Allegiance does not have an operating history as an independent public company. While Allegiance has been profitable as part of Baxter, there is no assurance that as a stand-alone company profits will continue at the same level. See "Combined Financial Statements."

PRODUCTS LIABILITY

    On the Distribution Date, Allegiance assumed the defense of litigation involving claims related to the Allegiance Business, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves described below. Allegiance has not been named as a defendant in this litigation but will be defending and indemnifying Baxter Healthcare Corporation ("BHC"), as contemplated by the Reorganization Agreement between Baxter and Allegiance (the "Reorganization Agreement"), for all expenses and potential liabilities associated with claims pertaining to this litigation. It is expected that Allegiance will be named as a defendant in future litigation, and may be added as a defendant in existing litigation.

    Allegiance believes that a substantial portion of any liability and the defense costs related to natural rubber latex gloves cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. BHC has notified its insurance companies that it believes that these cases and claims are covered by BHC's insurance. Most of BHC's insurers have reserved their rights (I.E., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Management does not expect that the outcome of these matters will have a material adverse effect on Allegiance's business, results of operations or financial condition.

ENVIRONMENTAL CONTINGENCIES

    Under the United States Superfund statute and many state laws, generators of hazardous waste which is sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the costs of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

    As of June 30, 1996, BHC has been named as a potentially responsible party for cleanup costs at ten hazardous waste sites for which Allegiance has assumed responsibility. Allegiance's largest exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects that the total cleanup costs for this site will be between $44 million and $65 million, of which Allegiance's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in Allegiance's combined financial statements. The estimated exposure for the remaining nine sites is approximately $4 million, which has been accrued and reflected in Allegiance's combined financial statements. Management does not expect that the outcome of these matters will have a material adverse effect on Allegiance's business, results of operations or financial condition.

GOVERNMENT REGULATION

    Significant aspects of Allegiance's businesses are subject to state and federal statutes and regulations governing, among other things, reimbursement under federal and state medical assistance programs, medical waste disposal, dispensing of controlled substances, and workplace health and safety. In addition, most of the products manufactured or sold by Allegiance in the United States are subject to regulation by the Food and Drug Administration ("FDA"), as well as by other federal and state agencies. The FDA has the power to seize adulterated or misbranded drugs and devices or to require the manufacturer to remove them from the market and the power to publicize relevant facts. In the past, Baxter has removed products from the United States market that were found not to meet acceptable standards. This may occur with respect to Allegiance in the future. Product regulatory laws exist in most other countries where Allegiance will do business. There can be no assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could materially adversely affect Allegiance's business, results of operations or financial condition. See "Allegiance Business -- Government Regulation."

INTERNATIONAL EXPANSION

    Allegiance currently has international sales of self-manufactured surgical products primarily in Canada, France and Germany. Allegiance management expects to increase its sales efforts internationally, which could expose it to greater risks associated with government regulations and fluctuations in foreign currency. There can be no assurance that Allegiance will be successful in expanding its sales efforts internationally or employ a risk management strategy that will completely eliminate its exposure to adverse movements in foreign currency rates. See "-- Government Regulation."

ABSENCE OF PUBLIC MARKET FOR THE SECURITIES

    The Securities are new issues of securities for which there is currently no market. If the Securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The Underwriters have informed the Company that, subject to applicable laws and regulations, they currently intend to make a market in the Securities. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Securities or, if such market develops, whether it will continue. The Company does not intend to apply for listing of the Securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system. See "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Securities offered hereby are estimated to be approximately $544 million, after deducting underwriting discounts and estimated expenses of the Offering payable by the Company. All of the net proceeds of the Offering will be used to reduce the amounts outstanding under the Company's $1.2 billion credit facility. At September 30, 1996, approximately $1.1 billion was outstanding under the Company's $1.2 billion credit facility bearing interest at a weighted average rate of 5.8% per annum and maturing on various dates from October 7, 1996 to November 29, 1996. Allegiance has borrowed under this credit facility to fund distributions to Baxter and for working capital requirements.

    Affiliates of certain of the Underwriters are lenders under the credit facility and will receive a portion of the proceeds from the sale of the Securities offered hereby. See "Underwriting."

                               COMPANY BACKGROUND

    Allegiance Corporation ("Allegiance" or the "Company") was incorporated in Delaware in June 1996. Prior to September 30, 1996 (the "Distribution Date"), Allegiance acquired the United States health-care distribution, surgical and respiratory therapy products and health-care cost management businesses (the "Allegiance Business") of Baxter International Inc. ("Baxter") in connection with a spin-off by Baxter of the Allegiance Business. The spin-off was effected on the Distribution Date through a distribution of common stock of Allegiance ("Allegiance Stock") to Baxter stockholders (the "Distribution"). Unless the context otherwise indicates, as used in this Prospectus the terms "Allegiance" and the "Company" mean the Allegiance Business of Baxter for periods prior to the Distribution Date and Allegiance Corporation and its consolidated subsidiaries for the periods following the Distribution Date, and all references to "Baxter" include Baxter International Inc. and its consolidated subsidiaries as of the relevant date.

    Allegiance's principal executive offices are located at 1430 Waukegan Road, MPA-1, McGaw Park, Illinois 60085 and its telephone number is (847) 689-8410.

                            PRO FORMA CAPITALIZATION

    The following table sets forth, as of June 30, 1996, the capitalization of Allegiance and the pro forma capitalization after giving effect to the Distribution and certain other transactions described in the Notes below, as well as the application of the estimated net proceeds from the sale of the Securities. This information should be read in conjunction with the historical and pro forma combined financial statements and the related notes thereto of Allegiance included elsewhere herein. The pro forma information set forth below may not reflect the capitalization of Allegiance in the future or as it would have been had Allegiance been a separate, independent company at June 30, 1996.

                                                                                         JUNE 30, 1996
                                                                            ---------------------------------------
                                                                                           PRO FORMA
                                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                                            -----------  -------------  -----------
                                                                                 (IN MILLIONS, EXCEPT SHARES)
Long-term debt............................................................   $  --       $    1,200(a)   $   1,200
Equity
  Divisional retained earnings............................................       1,750         (350)(a)     --
                                                                                             (1,400)(b)
  Equity investment by parent.............................................         810         (810)(a)     --
Stockholders' equity
  Common stock, par value $1.00, authorized 200,000,000 shares,
   outstanding 54,472,353 shares..........................................      --               54(b)          54
  Retained earnings.......................................................      --            1,346(b)       1,346
                                                                            -----------  -------------  -----------
    Total capitalization..................................................   $   2,560   $       40      $   2,600
                                                                            -----------  -------------  -----------
                                                                            -----------  -------------  -----------

PRO FORMA ADJUSTMENTS

(a) To record the incurrence of approximately $1.2 billion of debt to fund distributions to Baxter and initial working capital requirements.

(b) To reflect the Distribution of 54,472,353 shares of Allegiance Stock at $1.00 par value per share (at a distribution ratio of one share of Allegiance Stock for every five shares of Baxter Stock held on September 26,
    1996) and the elimination of divisional retained earnings and Baxter's equity investment effected by the distribution of all outstanding shares of Allegiance Stock to Baxter stockholders.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following table sets forth selected financial information with respect to Allegiance. Selected unaudited historical financial information for the six months ended June 30, 1996 and 1995 includes all adjustments, consisting only of normal recurring accruals that are considered necessary for a fair presentation of combined operating results for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. Historical financial information may not be indicative of Allegiance's performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Combined Financial Statements" and related notes thereto found elsewhere in this Prospectus. Historical per share data for net income and dividends, and the ratio of earnings to fixed charges have not been presented because Allegiance was not incorporated until June 1996, and did not have significant interest expense for the periods presented below. Pro forma long term debt and net income per share data are presented elsewhere in this Prospectus. See "Pro Forma Financial Information."

                     SELECTED HISTORICAL FINANCIAL DATA (A)

                                             SIX MONTHS ENDED
                                                 JUNE 30,                      YEARS ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1996       1995       1995       1994       1993       1992       1991
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (IN MILLIONS)
INCOME STATEMENT DATA:
Net sales................................  $   2,201  $   2,485  $   4,922  $   5,109  $   5,019  $   4,861  $   4,402
Gross profit.............................        455        545      1,044      1,378      1,406      1,512      1,448
Restructuring charges (b)................     --         --             76     --            484     --         --
Income (loss) before income taxes........         93        140        476        338       (154)       352        366
Net income (loss) (b) (c)................  $      57  $      85  $     273  $     215  $     (73) $     243  $     250
Ratio of earnings to fixed charges (d)...

BALANCE SHEET DATA:
Total Assets.............................  $   3,293  $   3,765  $   3,444  $   4,031  $   4,590  $   4,287  $   4,089

------------
(a) See Note 1 to "Notes to the Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the impact of certain divestitures on Allegiance's revenues and expenses.

(b) See Note 4 to "Notes to the Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information related to the restructuring charges of $76 million and $484 million that were recorded in 1995 and 1993, respectively.

(c) Net loss for 1993 reflects the impact of a charge equal to $5 million, net of tax, resulting from the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

(d) Historical computation of ratio of earnings to fixed charges is not considered meaningful as no interest costs were allocated from Baxter to Allegiance for the historical periods presented. Pro forma ratio of earnings to fixed charges was 1.9, 2.1 and 2.0 for the periods June 30, 1996, June 30, 1995, and December 31, 1995, respectively. For the purpose of calculating pro forma ratio of earnings to fixed charges, "earnings" represent pro forma earnings before income taxes, plus fixed charges. "Fixed charges" consist of pro forma interest on all indebtedness and estimated interest on rentals. For further information, see the unaudited pro forma combined statements of income included in "Pro Forma Financial Information" in this Prospectus.

                          SUPPLEMENTARY FINANCIAL DATA

    Allegiance's historical results of operations include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995 and the diagnostics manufacturing businesses were sold in December 1994. See Notes 1 and 3 to "Notes to the Combined Financial Statements" for additional information related to these divestitures. The following table presents selected supplementary financial data for Allegiance excluding the revenue and expenses associated with these divested businesses.

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                --------------------  -------------------------------
                                                                  1996       1995       1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------
                                                                                    (IN MILLIONS)
                                                                    (UNAUDITED)
Net sales.....................................................  $   2,201  $   2,244  $   4,575  $   4,314  $   4,249
Gross profit..................................................        455        474        950      1,003      1,004
Restructuring charge..........................................     --         --         --         --            304
Income (loss) before income taxes.............................         93        108        245        258        (39)
Income (loss)(a)..............................................         57         66        151        157        (26)

------------

(a) Income (loss) for 1993 excludes the impact of a charge equal to $5 million, net of tax, resulting from the adoption of Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits."

                        PRO FORMA FINANCIAL INFORMATION

    The following unaudited pro forma combined statements of income and unaudited combined condensed balance sheet present the combined results of Allegiance and its financial position assuming that the transactions contemplated by the Distribution and certain significant divestitures described below had been completed as of January 1, 1995.

    The unaudited pro forma information has been prepared utilizing the historical combined financial statements of Allegiance. This information should be read in conjunction with the historical combined financial statements and notes thereto, included elsewhere in this Prospectus. The unaudited pro forma financial data has been included as required by the rules and regulations of the Commission and is provided for comparative purposes only. The unaudited pro forma financial data does not purport to be indicative of the results of Allegiance in the future or what the financial position and results of operations would have been had Allegiance been a separate, stand-alone entity during the periods shown. See, for example, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Adoption of New Accounting Standards and Policies."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                                                 SIX MONTHS ENDED JUNE 30, 1996
                                             ----------------------------------------------------------------------
                                                            ADJUSTMENTS
                                                           FOR DIVESTED     ADJUSTED     PRO FORMA
                                             HISTORICAL   BUSINESSES (A)   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                             -----------  ---------------  -----------  ------------  -------------
                                                     (IN MILLIONS, EXCEPT SHARES AND PER SHARE INFORMATION)
Net sales..................................   $   2,201         --          $   2,201         $ 1(b)         $2,202
Costs and expenses
  Cost of goods sold.......................       1,746         --              1,746           2(b)          1,748
  Selling, general and administrative
   expenses................................         345         --                345           4(b)            349
  Interest, net............................      --             --             --              45(d)             45
  Goodwill amortization....................          18         --                 18             --             18
  Other (income) expense...................          (1)        --                 (1)            --             (1)
                                             -----------       -------     -----------  ------------  -------------
    Total costs and expenses...............       2,108         --              2,108             51          2,159
                                             -----------        -------    -----------  ------------  -------------
Income before income taxes.................          93        --                  93           (50)             43
Income tax expense (benefit)...............          36        --                  36        (20)(f)             16
                                             -----------        -------    -----------  ------------  -------------
    Net income.............................  $       57        --          $       57         $ (30)          $  27
                                             -----------        -------    -----------  ------------  -------------
                                             -----------        -------    -----------  ------------  -------------
Share information
  Shares to be issued (g)..................                                                              54,472,353
                                                                                                      -------------
                                                                                                      -------------
  Net income per share (g).................                                                                  $ 0.50
                                                                                                      -------------
                                                                                                      -------------
Ratio of earnings to fixed charges (h).....                                                                     1.9
                                                                                                      -------------
                                                                                                      -------------

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                                                  SIX MONTHS ENDED JUNE 30, 1995
                                             ------------------------------------------------------------------------
                                                            ADJUSTMENTS
                                                           FOR DIVESTED     ADJUSTED      PRO FORMA
                                             HISTORICAL   BUSINESSES (A)   HISTORICAL    ADJUSTMENTS      PRO FORMA
                                             -----------  ---------------  -----------  --------------  -------------
                                                            (IN MILLIONS, EXCEPT SHARES AND PER SHARE)
Net sales..................................   $   2,485            $(241)   $   2,244    $      (7)(b)         $2,237
Costs and expenses
  Cost of good sold........................       1,940             (170)       1,770           (3)(b)          1,767
  Selling, general and administrative
   expenses................................         384              (39)         345            2(b)             351
                                                                                                 4(c)
  Interest, net............................      --                    --      --               45(d)              45
  Goodwill amortization....................          19                --          19         --                   19
  Other (income) expense...................           2                --           2         --                    2
                                             -----------  ---------------  -----------         ---      -------------
    Total costs and expenses...............       2,345             (209)       2,136           48              2,184
                                             -----------  ---------------  -----------         ---      -------------
Income (loss) before income taxes..........         140              (32)         108          (55)                53
Income tax expense (benefit)...............          55              (13)          42          (22)(f)             20
                                             -----------  ---------------  -----------         ---      -------------
    Net income.............................   $      85           $  (19)   $      66    $     (33)             $  33
                                             -----------  ---------------  -----------          ---     -------------
                                             -----------  ---------------  -----------          ---     -------------
Share information
  Shares to be issued (g)..................                                                                54,472,353
                                                                                                        -------------
                                                                                                        -------------
  Net income per share (g).................                                                                    $ 0.61
                                                                                                        -------------
                                                                                                        -------------
Ratio of earnings to fixed charges (h).....                                                                       2.1
                                                                                                        -------------
                                                                                                        -------------

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                                                  YEAR ENDED DECEMBER 31, 1995
                                             ----------------------------------------------------------------------
                                                            ADJUSTMENTS
                                                           FOR DIVESTED     ADJUSTED     PRO FORMA
                                             HISTORICAL   BUSINESSES (A)   HISTORICAL   ADJUSTMENTS     PRO FORMA
                                             -----------  ---------------  -----------  ------------  -------------
                                                     (IN MILLIONS, EXCEPT SHARES AND PER SHARE INFORMATION)
Net sales..................................   $   4,922            $(347)   $   4,575      $  (4)(b)         $4,571
Costs and expenses
  Cost of goods sold.......................       3,878             (253)       3,625                         3,625
  Selling, general and administrative
   expenses................................         756              (55)         701          3 (b)            714
                                                                                              10 (c)
  Interest, net............................      --                    --      --             90 (d)             90
  Restructuring............................          76              (76)      --                 --       --
  Goodwill amortization....................          38               (1)          37             --             37
  Other (income) expense...................        (302)              269         (33)        37 (e)              4
                                             -----------  ---------------  -----------  ------------  -------------
    Total costs and expenses...............       4,446             (116)       4,330            140          4,470
                                             -----------  ---------------  -----------  ------------  -------------
Income before income taxes.................         476             (231)         245          (144)            101
Income tax expense (benefit)...............         203             (109)          94        (56)(f)             38
                                             -----------  ---------------  -----------  ------------  -------------
    Net income.............................   $     273            $(122)   $     151         $ (88)          $  63
                                             -----------  ---------------  -----------  ------------  -------------
                                             -----------  ---------------  -----------  ------------  -------------
Share information
  Shares to be issued (g)..................                                                              54,472,353
                                                                                                      -------------
                                                                                                      -------------
  Net income per share (g).................                                                                  $ 1.16
                                                                                                      -------------
                                                                                                      -------------
Ratio of earnings to fixed charges (h).....                                                                     2.0
                                                                                                      -------------
                                                                                                      -------------

PRO FORMA ADJUSTMENTS

(a) To adjust the historical financial statements for the impact of the divestitures of the diagnostics manufacturing business and the Industrial and Life Sciences division for the periods presented, to reflect only those ongoing business operations to be included in the Distribution. See Notes 1 and 3 to "Notes to the Combined Financial Statements" for additional information related to these divestitures.

(b) To reflect the impact of various business arrangements between Allegiance and Baxter effective on the Distribution Date for (i) product distribution and distribution services under agency, services and distribution agreements in the U.S. with terms from three to five years, (ii) contract manufacturing agreements under which both Allegiance and Baxter agree to produce certain products and components for each other for one to three years, and (iii) agreements with terms of one to five years under which Baxter will distribute Allegiance products in various countries around the world and provide export services. See "Relationship with Baxter."

(c) To reflect (i) the estimated incremental costs associated with being an independent, public company, including costs associated with corporate administrative services such as tax, treasury, risk management and insurance, legal, stockholder relations and human resources and (ii) the estimated reduction in expenses related to changes in Allegiance's benefit plans.

(d) To record the estimated interest expense which would have been incurred by Allegiance based on the incurrence of approximately $1.2 billion of debt, including the Securities offered hereby, at a weighted average interest rate of 7.5%. An increase or decrease of 0.125% in the weighted average interest rate would result in an increase or decrease in interest expense of $1.5 million.

(e) To adjust the historical financial statements for a non-recurring payment related to the transfer of rights under various service agreements with Alliant Foodservices, Inc., to reflect only those ongoing business operations included in the Distribution.

(f) To reflect the estimated tax impact, at statutory rates, for pro forma adjustments (b) through (e).

(g) Pro forma net income per share is computed as if the 54,472,353 shares of Allegiance stock, issued in the Distribution, had been outstanding for the periods presented.

(h) For the purposes of calculating the ratio of earnings to fixed charges, "earnings" represent pro forma earnings before income taxes, plus fixed charges. "Fixed charges" consist of pro forma interest on all indebtedness and estimated interest on rentals.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                                                               JUNE 30, 1996
                                                  -----------------------------------------------------------------------
                                                                  ADJUSTMENTS
                                                                 FOR DIVESTED      ADJUSTED      PRO FORMA
                                                  HISTORICAL    BUSINESSES (A)    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                  -----------  -----------------  -----------  -------------  -----------
                                                                       (IN MILLIONS, EXCEPT SHARES)
Current assets
  Cash and equivalents..........................   $       5          --           $       5       $  40 (a)  $        45
  Accounts receivable, net......................         450          --                 450                          450
  Notes and other current receivables...........          26          --                  26              --           26
  Inventories...................................         656          --                 656                          656
  Short-term deferred income taxes..............         119          --                 119              --          119
  Prepaid expenses..............................          16          --                  16              --           16
                                                  -----------         ------      -----------  -------------  -----------
    Total current assets........................       1,272          --               1,272              40        1,312
                                                  -----------         ------      -----------  -------------  -----------
Property, plant and equipment
  Property, plant and equipment.................       1,523          --               1,523              --        1,523
  Accumulated depreciation and amortization.....         663          --                 663              --          663
                                                  -----------         ------      -----------  -------------  -----------
    Net property, plant and equipment...........         860          --                 860              --          860
                                                  -----------         ------      -----------  -------------  -----------
Other assets
  Goodwill and other intangibles................       1,096          --               1,096              --        1,096
  Other.........................................          65          --                  65              --           65
                                                  -----------         ------      -----------  -------------  -----------
    Total other assets..........................       1,161          --               1,161              --        1,161
                                                  -----------         ------      -----------  -------------  -----------
      Total assets..............................   $   3,293          --           $   3,293           $  40  $     3,333
                                                  -----------         ------      -----------  -------------  -----------
                                                  -----------         ------      -----------  -------------  -----------
Current liabilities
  Accounts payable and accrued liabilities......   $     550          --           $     550                  $       550
                                                  -----------         ------      -----------  -------------  -----------
Long-term debt..................................      --              --              --           1,200 (a)        1,200
                                                  -----------         ------      -----------  -------------  -----------
Long-term deferred income taxes.................         115          --                 115              --          115
                                                  -----------         ------      -----------  -------------  -----------
Other non-current liabilities...................          68          --                  68              --           68
                                                  -----------         ------      -----------  -------------  -----------
Stockholders' equity
  Divisional retained earnings..................       1,750          --               1,750        (350)(a)      --
                                                                                                  (1,400)(b)
  Equity investment by parent...................         810          --                 810        (810)(a)      --
  Common stock, $1 par value, authorized
   200,000,000 shares, outstanding 54,472,353
   shares.......................................      --              --              --              54 (b)           54
  Retained earnings.............................      --              --              --           1,346 (b)        1,346
                                                  -----------         ------      -----------  -------------  -----------
      Total liabilities and stockholders'
       equity...................................   $   3,293          --           $   3,293           $  40  $     3,333
                                                  -----------         ------      -----------  -------------  -----------
                                                  -----------         ------      -----------  -------------  -----------

PRO FORMA ADJUSTMENTS

(a) To record the incurrence of approximately $1.2 billion of debt to fund distributions to Baxter and initial working capital requirements.

(b) To reflect the distribution of 54,472,353 shares of common stock of Allegiance to stockholders of Baxter and the elimination of divisional retained earnings and Baxter's equity investment effected by the Distribution.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis present the factors that had a material effect on the results of operations of Allegiance during the three years ended December 31, 1995, and for the six-month periods ended June 30, 1996 and 1995. Also discussed is Allegiance's financial position as of December 31, 1995 and 1994, and June 30, 1996. This discussion should be read in conjunction with the historical and pro forma combined financial statements and related notes thereto included elsewhere in this Prospectus.

OVERVIEW

    Allegiance operates in a single industry segment as a leading provider of health-care products and services that help its health-care customers manage and reduce the total cost of providing patient care. Through its nationwide distribution network, Allegiance distributes to hospital and alternate-care customers a broad offering of medical, surgical and laboratory supplies, including its own self-manufactured surgical and respiratory-therapy products. Allegiance also provides cost management services to its health-care customers, including inventory management programs, customized packaging, and procedure and process consulting. The delivery of such a broad array of product and service offerings requires focused investments in cost management services, information systems and manufacturing efficiencies.

    Accelerating cost pressures on U.S. hospitals are resulting in increased out-patient and alternate-site health-care service delivery and an increased focus on cost-effectiveness and quality. At the same time, the elderly segment of the population in the U.S. and abroad is growing. These forces increasingly shape the demand for, and supply of, medical care. Many private health-care payors are providing incentives for consumers to seek lower cost care outside the hospital. Many corporations' employee health plans have been restructured to provide financial incentives for patients to utilize the most cost-effective forms of treatment (managed care programs, such as health maintenance organizations, have become more common), and physicians have been encouraged to provide more cost-effective treatments. In response to these pressures, the U.S. health-care system has undergone fundamental changes over the past several years, and such changes and cost-containment efforts are expected to continue throughout the foreseeable future.

    While the high cost of health care is forcing hospitals and other providers to increase their efficiency, reduce excess capacity and lower costs, management believes that it is well-positioned to work with health-care providers to help them enhance their competitiveness and to distribute products to alternate sites as treatment moves outside the hospital. Management believes that it can help its customers achieve savings in the total health-care system by automating supply-ordering procedures, optimizing distribution networks, improving utilization and materials management and achieving economies through product and procedure standardization, and performing certain non-clinical services on an outsourced basis. Management further believes that its strategy of providing unmatched service to its health-care customers and its seeking to achieve the lowest overall cost in its delivery of health-care products and services is compatible with any anticipated realignment of the U.S. health-care system that may ultimately occur.

RESULTS OF OPERATIONS

    Allegiance's historical results of operations in 1995, 1994 and 1993 include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division of the Allegiance Business was sold in September 1995 and the diagnostics manufacturing businesses were sold in

December 1994. See Notes 1 and 3 to "Notes to Combined Financial Statements" for additional information related to these divestitures. The following table presents selected financial data for Allegiance excluding the revenue and expenses associated with these divested businesses:

                                                        SIX MONTHS ENDED
                                                            JUNE 30,           YEARS ENDED DECEMBER 31,
                                                      --------------------  -------------------------------
                                                        1996       1995       1995       1994       1993
                                                      ---------  ---------  ---------  ---------  ---------
                                                          (UNAUDITED)     (IN MILLIONS)
Net sales...........................................  $   2,201  $   2,244  $   4,575  $   4,314  $   4,249
Costs and expenses
  Cost of goods sold................................      1,746      1,770      3,625      3,311      3,245
  Selling, general and administrative expenses......        345        346        701        711        746
  Restructuring charge..............................     --         --         --         --            304
  Goodwill amortization.............................         18         18         37         37         37
  Other (income) expense............................         (1)         2        (33)        (3)       (44)
                                                      ---------  ---------  ---------  ---------  ---------
    Total costs and expenses........................      2,108      2,136      4,330      4,056      4,288
                                                      ---------  ---------  ---------  ---------  ---------
Pretax income (loss)................................         93        108        245        258        (39)
Income tax expense (benefit)........................         36         42         94        101        (13)
                                                      ---------  ---------  ---------  ---------  ---------
Income (loss).......................................  $      57  $      66  $     151  $     157  $     (26)
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

SALES

    The following table summarizes net sales, excluding the divested businesses discussed previously, by major geographic region:

                                                  SIX MONTHS ENDED
                                                      JUNE 30,              YEARS ENDED DECEMBER 31,
                                               ----------------------  -----------------------------------
                                                  1996        1995        1995         1994        1993
                                               -----------  ---------  -----------  -----------  ---------
                                                    (UNAUDITED)       (IN MILLIONS)
Geographic region
  United States..............................  $   2,052    $   2,103  $   4,284    $   4,043    $   4,001
    Percent increase (decrease)..............         (2)%                     6%           1%
  International..............................        149          141        291          271          248
    Percent increase.........................          6%                      7%           9%
                                               -----------  ---------  -----------  -----------  ---------
Total net sales..............................  $   2,201    $   2,244  $   4,575    $   4,314    $   4,249
    Percent increase (decrease)..............         (2)%                     6%           2%
                                               -----------  ---------  -----------  -----------  ---------
                                               -----------  ---------  -----------  -----------  ---------

    The decline in Allegiance's domestic net sales for the six months ended June 30, 1996 as compared to the same period in the prior year, is the result of planned attempts to reduce sales growth and improve profitability in lower margin, distributed products in the U.S. Additionally, domestic sales of self-manufactured surgical products continue to be unfavorably impacted by the loss of a contract with Columbia/ HCA in February 1994. Columbia began shifting to other vendors its purchases of surgical supplies for certain product lines in early 1994 and for other product lines throughout 1995 and 1996. International sales increased by 6% in the first half of 1996 as compared to 1995 as a result of continued focus on the penetration of surgical products into international markets.

    Domestic net sales growth of 6% in 1995 is primarily due to increased sales volume in lower margin, distributed products, resulting from an increase in ValueLink-Registered Trademark- distribution agreements and the large supply and service contract signed with the VHA in 1994. Domestic net sales in 1994 were adversely affected by pricing pressures experienced in the domestic market place and the loss of the Columbia/ HCA supply contract.

    Allegiance currently has international sales of self-manufactured surgical products primarily in Canada, France and Germany. International sales growth of 7% in 1995 and 9% in 1994 was the result of continued focus on the penetration of surgical products into these international markets. International sales growth in local currency was approximately 5% in 1995 and 13% in 1994. Allegiance expects to increase its sales efforts internationally.

COSTS AND EXPENSES

    The following table summarizes Allegiance's gross margin and expense ratios, excluding the divested businesses discussed previously:

                                                          SIX MONTHS ENDED JUNE
                                                                   30,                   YEARS ENDED DECEMBER 31,
                                                         ------------------------  -------------------------------------
                                                            1996         1995         1995         1994         1993
                                                         -----------  -----------  -----------  -----------  -----------
                                                               (UNAUDITED)        (IN MILLIONS)
Gross margin...........................................       20.7%        21.1%        20.8%        23.2%        23.6%
Selling, general and administrative expenses...........       15.7%        15.4%        15.3%        16.5%        17.6%

    The gross margin declined for the six-month period ended June 30, 1996 as compared with the same period in 1995, due to pricing pressure in the U.S. combined with lower sales in Allegiance's higher margin surgical products as a result of the loss of the Columbia/HCA contract. Allegiance's gross margin decline of 2.8% between 1993 and 1995 resulted from general market conditions, growth in lower margin sales of third party products and the loss of the Columbia/HCA surgical supply contract. Allegiance plans to stabilize its gross margins by offsetting pricing pressures with manufacturing cost efficiencies, managing its product mix more effectively, and instituting price increases.

    Total selling, general and administrative expenses remained flat between the first half of 1996 and 1995. However, such costs as a percent of sales for the period ended June 30, 1996 increased .3% from the comparable period in 1995. The increase in the ratio for the six months ended June 30, 1996 is the result of the decline in sales discussed above, as the timing of expense reduction initiatives lag the planned reduction in lower-margin product sales. Selling, general and administrative expenses in 1993 were adversely affected by a downsizing program. Excluding the impact of the downsizing program, selling, general and administrative expenses as a percent of sales in 1993 would have been approximately 16.7%. The remaining 1.4% decline in selling, general and administrative expenses that occurred between 1993 and 1995 was the result of initiatives taken in connection with the 1993 restructuring program and leverage on the growth in distributed products that occurred in 1994. Management plans to continue to leverage this ratio.

RESTRUCTURING PROGRAM

    In November 1993, Baxter initiated a restructuring program to improve shareholder value and reduce costs. The strategic actions of the program were designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. See Note 4 to "Notes to the Combined Financial Statements" for discussions related to the initial charge for the program, components of the charge, any resulting changes in estimates, and cash and non-cash utilization of the related reserves.

    Since the announcement of the 1993 restructuring program, Allegiance management has implemented, or is in the process of implementing, all of the major strategic actions associated therewith and is satisfied that the program is progressing on schedule and will meet established financial targets. During the first half of 1996, Allegiance utilized $55 million of restructuring reserves, including $34 million in cash payments. In 1995, Allegiance utilized $171 million of restructuring reserves, including $105 million in cash payments. Cash outflows pertain primarily to employee-related costs for severance, outplacement assistance, relocation, implementation teams and facility consolidation. As of June 30, 1996, Allegiance had eliminated approximately 1,920 positions of the approximately 2,860 positions that were originally expected to be affected by the program. As process changes were implemented in connection with the restructuring program, it became apparent that, as certain management level positions were eliminated, other lower cost positions were added. While this has generated savings levels consistent with expectations, management has revised its targeted head count reduction to 2,230 net positions. The majority of the remaining reductions will occur in 1996 and 1997, as facility closures and consolidations are completed as planned. In addition to improvements in the effectiveness of its sales force and the management of customer relations, Allegiance realized direct savings in manufacturing and administrative costs from this program of approximately $95 million in 1995 and $40 million in 1994. These savings have mitigated the effect of declines in gross margin and have been invested in cost management initiatives. Management is targeting direct savings of approximately $125 million in 1996, $155 million in 1997 and in excess of $155 million in 1998. Management anticipates that these savings will continue to offset potential future gross margin erosion and investments into cost-management initiatives. Management further believes that its remaining restructuring reserves are adequate to complete the actions contemplated by the restructuring program and that future cash expenditures related to the program will be funded from cash generated from operations.

OTHER INCOME AND EXPENSE

    Other income and expense, excluding the divested businesses discussed previously, is principally comprised of net gains associated with the disposal or discontinuance of minor, non-strategic businesses.

PRETAX INCOME

    The following table compares pretax income, excluding divested businesses and restructuring charges discussed previously:

                                                       SIX MONTHS ENDED JUNE
                                                                30,                 YEARS ENDED DECEMBER 31,
                                                       ----------------------  -----------------------------------
                                                          1996        1995        1995         1994        1993
                                                       -----------  ---------  -----------  -----------  ---------
                                                            (UNAUDITED)       (IN MILLIONS)
Pretax income excluding divested businesses and
 restructuring charges...............................  $      93    $     108  $     245    $     258    $     265
  Percent decrease...................................        (14)%                    (5)%         (3)%

    Pretax income in the first six months of 1996 decreased primarily due to the decline in net sales and gross margins discussed above. Pretax income decreased in 1995 primarily as a result of gross margin declines, partially offset by a higher level of net gains associated with the disposal or discontinuance of minor, non-strategic businesses. Excluding net gains associated with the disposal or discontinuance of minor, non-strategic businesses, 1995 pretax income would have declined 16%. The decrease in 1994 is primarily the result of gross margin declines, partially offset by net gains associated with the disposal or discontinuance of minor, non-strategic businesses. Excluding these net gains, 1994 pretax income would have declined 7%.

INCOME TAXES

    Allegiance's effective tax rate, excluding divested businesses discussed previously, was 39% for the six months ended June 30, 1996 and 1995. Allegiance's effective tax rate, excluding divested businesses discussed previously, was 38% in 1995, 39% in 1994 and 33% in 1993. The decline in the effective tax rate in 1995 was a result of a larger proportion of earnings generated in lower tax jurisdictions. The effective tax rate in 1993 was impacted by the restructuring charge. Excluding this charge, the effective tax rate in 1993 would have been 41%; the decrease in the 1994 effective tax rate was the result of a larger proportion of earnings generated in lower tax jurisdictions.

NET INCOME

    Net income, excluding divested businesses discussed previously, decreased 14% for the six months ended June 30, 1996 as compared to the same period in 1995. This decrease is consistent with the decrease in pretax income discussed above. Net income for 1995, excluding divested businesses and net gains associated with the disposal or discontinuance of minor, non-strategic businesses, decreased 14% as a result of gross margin declines, partially offset by a decline in the effective tax rate.

After adjusting for the restructuring charge recorded in 1993 and net gains associated with the disposal or discontinuance of minor, non-strategic businesses, net income excluding divested businesses decreased by approximately 4% in 1994 as a result of gross margin declines, partially offset by the decline in Allegiance's effective income tax rate discussed above.

ADOPTION OF NEW ACCOUNTING STANDARDS AND POLICIES

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 31, 1995. Adoption of FASB No. 121 in fiscal year 1996 did not have a material impact on Allegiance.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. The statement provides management with a choice of accounting methods for stock-based transactions with employees. Management has decided to adopt FASB No. 123 through disclosure only and, accordingly, the required pro forma information on net income and earnings per share will be included in Allegiance's fiscal year 1996 financial statements.

    As a subsidiary of Baxter, Allegiance followed the accounting policies established by Baxter for its consolidated group. Management believes that the market value of Allegiance, as a stand-alone company, could be substantially below its stockholders' equity. While Allegiance cannot forecast its market value, management is currently evaluating the accounting policy for assessing impairment of goodwill to ensure that its present policy remains appropriate for Allegiance as a separate, publicly-traded company. As of June 30, 1996, actual goodwill was approximately $1.1 billion and pro-forma stockholders' equity was $1.4 billion. Management is considering a change from Baxter's current undiscounted cash flow methodology to one based upon fair value. A change to a fair value methodology could result in a material, noncash charge to Allegiance's results of operations which would be approximately equal to the excess of Allegiance's pro-forma stockholders' equity value over its market value and could have a substantial effect on its financial position. If Allegiance were to adopt such a change in accounting policy, the current annual amortization expense pertaining to goodwill would be reduced in future periods by 3.4% of any resulting reduction in the value of goodwill, and would produce a potentially significant increase in net income. Such a change in accounting policy would be subject to the review and approval by Allegiance's board of directors.

IMPACT OF INFLATION

    In recent years, Allegiance has experienced increases in its labor and material cost base influenced, in part, by general inflationary trends. While not directly related to inflationary trends, Allegiance's revenue base over recent years has been adversely affected by lower average selling prices on certain products as a result of changes in Medicare reimbursement regulations, economic pressures in the U.S. hospital marketplace and increased competition in certain product lines. There is little correlation between general inflation rates directly affecting costs and expenses and Allegiance's pricing levels for products sold to health-care customers. Management expects that these trends will continue.

LIQUIDITY AND CAPITAL RESOURCES

    Management assesses Allegiance's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management believes that it has sufficient cash flow from operations and financial flexibility to attract long-term capital to support normal operating activities and fund short-term and long-term growth objectives.

    Allegiance's current assets exceeded current liabilities by $722 million at June 30, 1996 versus an excess of $680 million and $1,055 million at December 31, 1995 and 1994, respectively. Current assets at June 30, 1996 included accounts and notes receivable of $476 million and inventories of $656 million. These sources of liquidity are convertible into cash over a relatively short period of time and thus, will help Allegiance satisfy normal operating cash requirements.

DEBT AND FINANCIAL INSTRUMENTS

    In connection with the Distribution, Allegiance entered into two revolving unsecured credit facilities providing for up to $1.2 billion and $300 million respectively (the "Credit Facilities"). The $1.2 billion credit facility expires in September 2001 and the $300 million credit facility expires in September 1997. As of September 30, 1996, $1.1 billion was outstanding under the $1.2 billion credit facility, which bears interest at an average weighted rate of 5.8% and matures on various dates from October 7, 1996 to November 29, 1996, and no amounts were outstanding under the $300 million credit facility. Allegiance has borrowed under the $1.2 billion credit facility to fund distributions to Baxter and for ongoing working capital requirements. In addition, $47 million was outstanding under other uncommitted lines of credit. As of September 30, 1996, approximately $100 million was available for borrowing under the $1.2 billion credit facility and $300 million was available for borrowing under the $300 million credit facility. See "Description of Credit Facilities."

    Assuming a debt level of $1.2 billion, Allegiance's long-term debt as a percent of its total capitalization (the sum of long-term debt plus stockholder's equity) would have been 46.2% at June 30, 1996. Net-debt-to-net-capital (after consideration of cash equivalents including working capital) would have been 44.4% at June 30, 1996. Allegiance expects to maintain a net-debt-to-net-capital ratio between 40% and 45% over the next several years.

    Allegiance intends to fund its short-term and long-term obligations as they mature through cash flow from operations or by issuing additional debt. Allegiance believes it will have lines of credit adequate to support ongoing operational, capital and restructuring requirements. Beyond that, Allegiance believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

CASH FLOW FROM OPERATIONS

    Cash flow provided by operations (which includes working capital components) was $136 million and $139 million for the six months ended June 30, 1996 and 1995, respectively. Cash flow provided by operations for 1995, 1994 and 1993, was $253 million, $422 million and $336 million, respectively. The decrease in cash flow provided by operations for the first six months of 1996 was the result of a decline in earnings (resulting principally from the divestiture of the Industrial and Life Sciences division), partially offset by improved balance sheet management. The decline in cash flow provided by operations in 1995 was primarily the result of a decline in earnings, resulting principally from the divestitures of the Industrial and Life Sciences division and the diagnostics manufacturing businesses. The increase in 1994 was the result of lower cash flow from operations in 1993. The lower cash flow provided by operations in 1993 was the result of changes in working capital components (principally inventory and accrued liabilities).

    To facilitate an emphasis on cash flow provided by operations, management monitors an internal performance measure called "operational cash flow." "Operational cash flow" is defined as cash flow provided by operations per Allegiance's combined statement of cash flows, less capital expenditures and plus the tax effect of divestiture gains (losses). This measure evaluates each operating unit on all aspects of cash flow under its direct control. In addition, the incentive compensation programs for Allegiance's senior management in each operating unit include significant emphasis on the attainment of both "operational cash flow" as well as earnings objectives.

    The following table reconciles cash flow provided by operations, as determined by generally accepted accounting principles, to Allegiance's internal measure of "operational cash flow" (brackets denote cash outflows):

                                                       SIX MONTHS ENDED
                                                           JUNE 30,           YEARS ENDED DECEMBER 31,
                                                     --------------------  -------------------------------
                                                       1996       1995       1995       1994       1993
                                                     ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)     (IN MILLIONS)
Cash flow provided by operations per Allegiance's
 combined statements of cash flows.................  $     136  $     139  $     253  $     422  $     336
Capital expenditures...............................        (33)       (48)      (112)      (122)      (273)
Other..............................................     --             (2)        41          3         15
                                                     ---------  ---------  ---------  ---------  ---------
    Total "operational cash flow"..................  $     103  $      89  $     182  $     303  $      78
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------

    The increase in "operational cash flow" in the first six months of 1996 as compared to the same period in 1995 is primarily the result of reduced capital expenditures, partially offset by the decline in cash flow provided by operations discussed above. The decline in "operational cash flow" in 1995 was primarily the result of the decline in cash flow provided by operations discussed above. The increase in 1994 was the result of lower "operational cash flow" in 1993. The lower "operational cash flow" in 1993 was the result of cash flow provided by operations as discussed above and higher capital expenditures resulting from the diagnostics manufacturing businesses.

INVESTMENT TRANSACTIONS

    Net investment transactions for Allegiance are comprised of the following:

                                                                SIX MONTHS ENDED
                                                                                       YEARS ENDED DECEMBER 31,
                                                                    JUNE 30,
                                                              --------------------  -------------------------------
                                                                1996       1995       1995       1994       1993
                                                              ---------  ---------  ---------  ---------  ---------
                                                                  (UNAUDITED)     (IN MILLIONS)
Capital expenditures........................................  $     (33) $     (48) $    (112) $    (122) $    (273)
Acquisitions................................................        (14)    --             (5)        (2)       (14)
Proceeds from asset dispositions............................        (10)       178        626        107         68
                                                                    ---  ---------  ---------  ---------  ---------
    Total investment transactions, net......................  $     (57) $     130  $     509  $     (17) $    (219)
                                                                    ---  ---------  ---------  ---------  ---------
                                                                    ---  ---------  ---------  ---------  ---------

    The reductions in capital expenditures in 1995 and 1994 are primarily the result of Allegiance's divestitures of the Industrial and Life Sciences division and the diagnostics manufacturing businesses. Management expects to invest in capital expenditures at levels consistent with 1995 and 1994, principally for improvements of its existing facilities, construction of new facilities and system upgrades.

    The acquisitions summarized in the above table involved no significant change to Allegiance's strategic direction, and were made for the purpose of acquiring technologies, broadening product lines and service offerings, or expanding market coverage.

    Proceeds from asset dispositions in the first half of 1995 primarily related to cash received from the collection of notes receivable related to Allegiance's divestiture of the diagnostics manufacturing businesses in December 1994. The proceeds received from asset dispositions for the year ended December 31, 1995, primarily related to cash received in connection with Allegiance's divestiture of its Industrial and Life Sciences division in September 1995 and the collection of notes receivable related to the divestiture of Allegiance's diagnostics manufacturing businesses. See Notes 1 and 3 to "Notes to Combined Financial Statements" for additional information related to these divestitures.

LITIGATION

    See Note 12 to "Notes to Combined Financial Statements" for a detailed description of the status of Allegiance's litigation.

    Under the U.S. Superfund statute and many state laws, generators of hazardous waste which is sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the costs of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

    As of June 30, 1996, Baxter has been named as a potentially responsible party for cleanup costs at ten hazardous waste sites, for which Allegiance has assumed responsibility. The largest assumed exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects that the total cleanup costs for this site will be between $44 million and $65 million, of which Allegiance's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in Allegiance's combined financial statements. The estimated exposure for the remaining nine sites is approximately $4 million, which has been accrued and reflected in Allegiance's combined financial statements.

    Upon resolution of any of the uncertainties described in Note 12 to "Notes to Combined Financial Statements," Allegiance may incur charges in excess of available reserves. Management does not believe that such charges will have a material impact on Allegiance's results of operations, cash flow or financial position.

                                    BUSINESS

OVERVIEW

    Allegiance is America's largest provider of health-care products and cost-management services for hospitals and other health-care providers. Allegiance was formed in June 1996 as a wholly owned subsidiary of Baxter consisting of Baxter's U.S. distribution, surgical and respiratory-therapy products, and health-care cost-management services operations. These integrated businesses recorded total sales of approximately $4.5 billion in 1995.

    The economics of health care are undergoing rapid and fundamental change, particularly in the United States, which is Allegiance's largest current market. In the past, doctors and nurses were paid for their services with few cost constraints. Today, large employers, insurance companies and HMOs are negotiating set fees for the care of patients. For U.S. hospitals and health systems, Allegiance's main customers, the pressure to reduce costs has never been greater. At the same time, demand for health services is continuing to climb with the dramatic growth of elderly populations in the United States and abroad. This environment offers opportunities for Allegiance, which has invested in integrated product and service programs that help medical professionals cope with health care's new economics and demographic trends. Management believes Allegiance, with its size, breadth of product line, customer relationships, growing array of cost-management services, and financial strength, is well-positioned competitively for the increasingly cost-conscious health-care marketplace.

    The health-care distribution market in the United States has experienced intense competition and a resultant erosion in its margins in recent years in response to the growth of managed care and increased consolidation among health-care providers. Allegiance has responded by integrating its market-leading distribution capabilities with a broad product offering, high levels of customer service and innovative cost-management services. Within a larger Baxter organization, Allegiance's cost structure was higher than industry standards. As an independent public company, Allegiance intends to realign its cost structure in order to improve returns from its distribution operations.

STRATEGIC PROFILE

    Allegiance's mission is to align its objectives with those of its customers -- to help hospitals and others throughout the health-care field fulfill their mission of serving patients. Allegiance intends to achieve this goal by providing high-quality products, excellent service and new ways of managing costs.

    Allegiance's leading competitive position within the health-care marketplace is a function of several key advantages, including its size and breadth of products; an intense customer-service orientation; a growing portfolio of cost-management services, and financial strength. Allegiance is the only health-care company that fully integrates distribution, products and services to bring greater efficiency to health care. Management believes its key competitive advantages and integrated product and service offerings provide a solid platform for growth.

SIZE AND BREADTH

    Allegiance is the largest provider of health-care products and cost-management services in the United States. Total net sales in 1995 were approximately $4.5 billion. Allegiance offers more than 200,000 products -- the broadest range of medical and laboratory products in the industry. Allegiance's offering includes its own products as well as products manufactured by more than 2,000 independent suppliers. Allegiance operates more than 60 distribution centers across the country, delivering products often on a just-in-time basis. Management believes the size and scope of the Company are key competitive advantages in the evolving health-care environment.

CUSTOMER SERVICE

    Allegiance is recognized throughout the industry for its service to customers. Allegiance develops relationships based on collaboration, quality management processes and common goals. Its sales and service personnel are rewarded for achieving goals that are established jointly with customers. Allegiance sets service standards in an industry where the time from customer order to delivery can be critical. Management believes its focus on customer service and satisfaction will continue to distinguish Allegiance from competitors.

COST-MANAGEMENT SERVICES

    Allegiance has pioneered a broad range of cost-management services, such as shared-risk/shared-savings agreements that align Allegiance's goals with those of its customers. Allegiance and its customers work together to reduce costs and improve the quality of care. Allegiance assigns clinician consultants to these cost-management customers. Allegiance's consultants use a proprietary "best demonstrated practices" database of more than 500 procedures to help health-care professionals use fewer supplies and improve outcomes. In addition to clinical consulting, Allegiance offers a range of cost-management services, including just-in-time delivery, procedure-based product packaging and outsourcing of certain non-clinical functions. Management believes this portfolio of cost-management services is a key competitive advantage in the increasingly cost-conscious health-care market.

FINANCIAL STRENGTH

    As America's leading provider of health-care products and cost-management services, Allegiance has unparalleled opportunity to provide its services to health-care providers. In 1995, on a pro forma basis, Allegiance achieved approximately $4.5 billion of net sales, $950 million of gross profit and $350 million of earnings before interest, taxes, depreciation and amortization, or EBITDA. Management believes that Allegiance's size and flexibility are important competitive advantages in the rapidly changing health-care industry. In addition, Allegiance has established an incentive compensation program for senior managers that is linked to achieving certain cash-flow and earnings objectives.

STRATEGIC PRIORITIES

    Allegiance's strategy is to continue to improve the efficiency of and returns from its distribution operations, to increase market penetration for its self-manufactured and "best value" preferred distributed products, and to expand its ability to help health-care professionals manage costs.

DISTRIBUTION SERVICES

    Distribution services are the basis for Allegiance's relationships with hospitals and laboratories and the starting point for strategic relationships that align Allegiance's objectives with those of its customers. Strategic priorities include improving the total economics of distribution; segmenting customers based on their service needs; and increasing sales of "best value" products, which result in better service for customers and higher returns for Allegiance.

PRODUCT OFFERING

    Allegiance's products -- from latex gloves to customized surgical-procedure kits -- hold leadership positions in sales to U.S. hospitals. Allegiance's strategic priorities include: (i) increasing sales through cost-management agreements; (ii) increasing sales to non-hospital (alternate-site) health-care providers in the United States and to customers in selected international marketplaces; (iii) developing new integrated offerings of products and cost-management services; (iv) selectively expanding the Allegiance product portfolio; and (v) maintaining manufacturing operations at the highest levels of quality and efficiency.

COST-MANAGEMENT SERVICES

    Allegiance can bring to its customers more resources to control costs than are offered by any competitor. Allegiance's strategy is to work in partnership with hospitals and others in health care to help them become more efficient, decrease costs and eliminate many of the logistical burdens that detract from their primary business -- providing health care. Strategic priorities include signing more shared-risk/shared-savings agreements and investing in new cost-management services -- beyond supplies and logistics -- that help customers reduce costs across a greater portion of their total operating budget.

DISTRIBUTION SERVICES

    Allegiance is the leading distributor of medical and laboratory products in the United States. Allegiance can supply any of more than 200,000 different products to its customers. Most items are available for shipment the same day the customer requests them. Allegiance has more than 60 U.S. distribution centers that deliver products to locations across the United States every day. Each order can be tracked electronically. Allegiance has made substantial investments in information systems to enhance its operations and improve service to customers. In addition to its own surgical and respiratory-therapy products, Allegiance distributes an array of products from more than 2,000 manufacturers to a wide variety of health-care settings. Products range from full lines of laboratory equipment and operating-room supplies to children's gift packs with coloring books and crayons.

    Allegiance divides its distributed products into two categories: medical/surgical products ("med/ surg") and laboratory products. It is the industry leader in both product categories. Allegiance's med/ surg portfolio comprises a broad array of products, including sutures, endoscopy instruments, needles and syringes, wound-care products, electrodes, face masks, bed pans, wash basins, blood-pressure cuffs, stethoscopes, waste-disposal bags and others. Increasingly, these products are being delivered just-in-time in ready-to-use quantities. In some cases, Allegiance delivers the products directly to patient floors. Allegiance distributes products not only to hospitals, but increasingly to surgery centers, physician clinics, long-term and sub-acute care facilities, home-care companies and other health-care providers. Laboratory products -- used primarily to perform diagnostic tests -- are sold primarily to hospitals and reference labs. These products include supplies such as test tubes, pipettes and slides and equipment such as microscopes, centrifuges and scales.

THE VALUELINK-REGISTERED TRADEMARK- SERVICE

    Allegiance's ValueLink-Registered Trademark- "stockless" inventory service provides just-in-time deliveries of products in small, ready-to-use quantities to hospitals and health-care networks primarily in metropolitan areas. Allegiance was the first to bring just-in-time distribution to the health-care industry and it remains the leader.

    The ValueLink-Registered Trademark- service helps hospitals reduce inventory levels and operating expenses. Orders from hospitals are transmitted electronically and products are delivered several times a day, sometimes directly to patient floors. In some ValueLink-Registered Trademark- accounts, Allegiance personnel work at the hospital 24 hours a day, stocking shelves as needed. Demand for this service has been strong. Allegiance ended 1995 with 130 ValueLink-Registered Trademark- accounts, compared with 114 in 1994 and 53 at the end of 1993.

    The ValueLink-Registered Trademark- service also serves as a channel through which Allegiance delivers labor-saving, made-to-order packages containing virtually every sterile and non-sterile product needed to perform dozens of medical procedures, from open-heart bypass surgery to a hernia repair.

STRATEGIC SUPPLIER RELATIONSHIPS

    In 1995, Allegiance began a process of consolidating its distribution service around a carefully selected group of preferred suppliers, not relinquishing product breadth, but seeking to reduce the number of suppliers that furnish redundant items. This "best value" products strategy is designed to strengthen Allegiance's relationships with fewer preferred suppliers, resulting in savings to Allegiance and better service to its customers. At the same time, Allegiance is continuing to streamline its distribution network to reduce costs, improve service and strengthen the growing number of cost-management relationships it is establishing with health-care providers and systems.

SUPPLY CHAIN MANAGEMENT

    Supply-chain management requires precise knowledge and planning of customer demand. Given Allegiance's size and scope, advanced information systems, and balance of internally manufactured and externally supplied products, Allegiance is well-positioned to maximize service to customers and minimize inventory levels and variability. To accelerate this process, Allegiance has made major investments in information technology that uses EDI, or electronic data interchange, to exchange purchasing and inventory data with many of its suppliers and largest customers. Management believes this integrated distribution and product offering strengthens Allegiance's financial and competitive position. In 1995, Allegiance opened a National Drop Ship Center in McGaw Park, Illinois, from which it distributes less-frequently ordered items. By aggregating such products in one facility, the amount of regional inventory variability has decreased and Allegiance has achieved lower system-wide inventory levels.

SERVING HEALTH CARE OUTSIDE HOSPITALS

    Health care increasingly is being delivered outside hospitals as health-care providers re-evaluate their cost position and integrate into regional networks. Many procedures previously performed in hospital operating rooms are now performed in surgery centers, and some procedures that had been performed in surgery centers are now taking place in physician clinics. To reach these alternate-site customers -- surgery centers, physician clinics, subacute and long-term care facilities, and home-care providers -- Allegiance has developed a capability to make more frequent deliveries of smaller orders. Allegiance also is entering into relationships with dealers that specialize in serving these fast-growing markets. For some very small, or geographically remote customers, Allegiance provides service through its Network Sales organization. This sales and customer-service unit conducts business via the telephone, distributing in some cases by commercial carrier.

PRODUCT OFFERING

    Allegiance has differentiated itself by integrating its product offering with its distribution and cost-management services. Allegiance offers the industry's broadest range of medical and laboratory products, representing more than 2,000 suppliers in addition to its own line of surgical and respiratory-therapy products.

    Increasingly, Allegiance is working with health professionals to reduce the variety and number of products they buy under agreements that provide incentives for Allegiance to help customers save money. In return, customers purchase a greater portion of their supplies from Allegiance. Allegiance's manufacturing units custom-assemble purchased products into procedure-based modules. Allegiance's distribution system -- the largest and most technologically advanced of the industry -- delivers the customized packages as they are needed. No other single company provides such a comprehensive offering.

    Allegiance operates 28 manufacturing plants, producing products used in surgery and other medical procedures. All Allegiance plants are ISO 9000 certified. Most of Allegiance's self-manufactured products hold leading sales positions, and investing further in these product lines is a strategic priority.

    Allegiance has several major product lines, most of which enjoy leading sales positions:

CUSTOM-STERILE-TM- PRODUCTS AND THE PBDS-TM- SERVICE

    Allegiance's leading Custom-Sterile-TM- products and Procedure Based Delivery System-TM- (PBDS-TM-) service help health-care providers save time and money by assembling customer-designated supplies into single packages for specific procedures. Custom-Sterile-TM- packs contain sterile, disposable supplies made by Allegiance and other manufacturers. They are used to perform dozens of procedures, from open-heart surgery and childbirth to treating cuts and bruises. Customers also can select items for these packs from a data base of approximately 30,000 products from nearly 800 manufacturers. PBDS-TM- modules contain Custom-Sterile-TM- packs along with non-sterile supplies. PBDS-TM- is one of Allegiance's fastest-growing product-based cost-management services. Introduced in 1993, the service was in place in 175 hospitals by the end of 1995 and is expected to be in place in 400 hospitals by the end of 1996. PBDS-TM-modules often are delivered to operating rooms and other hospital departments on a just-in-time basis through Allegiance's ValueLink-Registered Trademark-distribution service.

CONVERTORS-REGISTERED TRADEMARK- PRODUCTS

    The Convertors-Registered Trademark- product line is a leading brand of single-use surgical drapes, gowns and apparel. These products provide barrier protection for patients, doctors and clinical staff during surgery, childbirth and other procedures. Many of Allegiance's Convertors-Registered Trademark-products are included in Custom Sterile-TM- packs.
Convertors-Registered Trademark- also provides clean-room apparel and equipment covers for industrial manufacturers.

GLOVES

    Allegiance is the world's largest manufacturer and marketer of medical gloves. Allegiance produces latex surgical and exam gloves in Malaysia, the world's biggest source of natural latex, as well as in the United States. Allegiance also manufactures vinyl exam gloves in the United States.

MEDI-VAC-REGISTERED TRADEMARK- PRODUCTS

    Allegiance is the world's leading producer of fluid suction and collection systems. The Medi-Vac-Registered Trademark- line consists of disposable suction canisters and liners, suction tubing, and supporting hardware and accessories. These products are used in the operating room to remove fluids and debris from the body during surgery. Outside the operating room, the products are used when fluid must be removed from a patient. The Medi-Vac-Registered Trademark- product line also includes wound-drainage tubing and reservoirs used to remove fluid from closed wounds, preventing infection and promoting healing. Medi-Vac-Registered Trademark- autotransfusion systems collect blood for reinfusion to the patient after filtration, allowing patients to receive their own blood instead of transfusions from donors.

RESPIRATORY THERAPY PRODUCTS

    Allegiance is a leading manufacturer of respiratory-therapy products, which are used primarily to deliver oxygen to patients suffering from respiratory distress. This product line includes ventilator circuits (tubing used to connect patients to ventilator machines), oxygen masks, cannulae, and suction catheters used to clear the trachea.

V. MUELLER

    Allegiance's V. Mueller product line consists of a broad range of stainless-steel surgical instruments and related products and services. The business was established in 1895 and is known worldwide for the quality of its instruments. Allegiance's V. Mueller division manufactures about a third of its product line; other products are sourced from contract manufacturers. V. Mueller products include clamps, needle-holders, retractors, specialty scissors and forceps. The business unit also manufactures and markets the cost-saving Genesis-TM- container system -- complete instrument sets, assembled to order, sterilized and ready for use in reusable metal containers.

SPECIAL PROCEDURE PRODUCTS

    Allegiance provides specialty biopsy needles for extracting samples of bone marrow and soft tissue, and a variety of specialty procedure trays. These include lumbar puncture trays, for measuring pressure and taking samples of cerebrospinal fluid; thoracentesis trays, for withdrawing fluid from chest or abdominal cavities, or from joints or cysts; amniocentesis trays, for obtaining amniotic fluid to assess the condition of fetuses; and other diagnostic trays and products used by obstetricians and gynecologists.

OTHER PRODUCTS

    Allegiance is a manufacturer and a marketer of a range of other leading products. It is the world's largest producer of latex urinary drainage catheters, and it manufactures endotracheal tubes for respiration, anesthesia and other therapies. Allegiance produces a broad line of hot and cold packs used to provide localized temperature therapy for orthopedic injuries and for patients recovering from childbirth and surgical procedures. It also manufactures and markets a broad line of patient-preparation, hair-removal and skin-care products such as clippers, razors, and basins, as well as special soaps, sponges and scrub brushes for surgeons and other operating-room personnel.

COST-MANAGEMENT SERVICES

    Reducing costs while improving quality of care is the most significant challenge facing health-care providers today. Allegiance offers the broadest range of cost-management services in the health-care industry and is investing significantly to expand its offering further.

    Through its shared-risk/shared-savings programs, Allegiance aligns its goals with those of its customers. Under these agreements, which Allegiance introduced to the health-care industry in late 1994, the Company and its customers agree to share the savings if supply and related costs fall below an agreed-upon target, or share the overage if these costs exceed the target. As of June 1, 1996, Allegiance had shared-risk/shared-savings agreements covering 16 hospitals. In shared-risk/shared-savings accounts, Allegiance assigns a clinical project manager to work with a hospital's clinical staff to identify patterns of supply usage, reduce variation by standardizing procedures and products, and eliminate unnecessary supplies. Product standardization involves the selection and use of one preferred brand from many options. Savings are realized from selecting the best-value product, cost efficiencies from increased volume for the selected brand and dealing with fewer vendors. Procedure standardization involves helping clinical staff reach consensus on what supplies should be used in a given procedure, then packaging and distributing the products. A typical assignment for a clinical project manager lasts 24 months. Hospitals ultimately buy fewer supplies, but a greater total portion of their supplies from Allegiance. Sales of Allegiance's surgical products, for example, have grown more than 40% in these accounts, while the hospitals' total supply costs have decreased. To the extent that savings do not materialize from these efforts, Allegiance will be obligated to reimburse the customer for a portion of the shortfall.

    Much of the savings generated in these cost-management accounts come from the implementation of PBDS-TM- modules, which contain Allegiance's self-manufactured products, "best value" products from preferred suppliers, and other third-party distributed products. These modules reduce hospital labor, purchasing and other product and product-management costs. Rather than ordering products separately for a procedure, customers can order a single catalog number. Rather than nurses having to locate and assemble individual products for a procedure, the products arrive in one package. Additional savings are achieved when PBDS-TM- modules are delivered just-in-time, direct to the point of use through Allegiance's ValueLink-Registered Trademark- service. Only Allegiance can offer such a unique combination of products and cost management services.

    In addition, Allegiance offers customers professional consulting services, including modules derived from Allegiance's proprietary database of "best-demonstrated practices," to help hospitals improve their clinical operations, reduce lengths of stay and improve clinical outcomes. Allegiance also offers, through its ACCESS-TM- program, the expertise and services of leaders in other industries such as waste management, food service and property management.

    Each of Allegiance's manufacturing units also offers programs to help customers control costs. There are programs to help health-care providers standardize and select the most cost-effective drapes, gowns, gloves and other products for various procedures; identify the most cost-effective mix of products to include in custom procedure kits; sterilize, repair and refurbish surgical instruments; and process reusable laundry, linen and textiles. The Right Choice-TM- glove-management program, for example, helps health-care providers select the most cost-effective glove for various procedures while ensuring appropriate patient care and worker safety.

CONTRACTUAL ARRANGEMENTS; BUYING GROUPS

    A substantial portion of Allegiance's products are sold through contracts with purchasers. Some of these contracts are for terms of more than one year and include limits on price increases. In the case of hospitals, clinical laboratories and other facilities, these contracts may provide the customer incentives to purchase particular products or categories of products. Some of these contracts are entered into with hospital buying groups which seek to achieve economies of scale in aggregating multiple hospitals' purchases from Allegiance.

    For the last three years, as a percentage of Allegiance's total revenue, sales to customers which are members of two of the largest hospital buying groups, Premier Purchasing Partners, LP ("Premier," which is an affiliate of Premier, Inc.) and VHA, Inc. ("VHA"), comprised 27% and 16% respectively in 1995, 23% and 13% respectively in 1994, and 23% and 13% respectively in 1993. Some member hospitals in each group are free to purchase from the vendors of their choice. The loss of the relationship with either group would not necessarily mean the loss of sales attributable to all members of such group. In addition, management of Allegiance believes that its relationships with its larger customers are excellent. No other buying group or single customer currently accounts for more than 10% of Allegiance's revenue.

SALES AND MARKETING

    Allegiance conducts its selling efforts through its subsidiaries. These subsidiaries have their own sales forces and direct their own sales efforts. In the United States, Allegiance has implemented a "team selling" approach with many of its hospitals, health systems and multi-hospital group customers. This approach relies on an account manager to coordinate the various Allegiance businesses' sales efforts. The account manager assumes responsibility for all sales and service contacts with a given customer, acting as a focal point, and assembles cross-functional teams as needed to meet that customer's requirements. Allegiance manages its field sales and service organization on a regional basis. The regional sales organization is designed to develop strong strategic relationships with customers. In addition, sales are made to independent distributors, dealers and sales agents. Outside of the U.S., Allegiance products are distributed through Baxter. See "Relationship with Baxter."

RAW MATERIALS SUPPLIERS

    Raw materials essential to Allegiance's business are purchased worldwide in the ordinary course of business from numerous suppliers. The vast majority of these materials are generally available, and no serious shortages or delays have been encountered. Certain raw materials used in producing some of Allegiance's products, including its latex products, are available only from a small number of suppliers.

    In some of these situations, Allegiance has long-term supply contracts with its suppliers, although it does not consider its obligations under such contracts to be material. Allegiance does not always recover cost increases through customer pricing due to contractual limits and market pressure on such price increases. See "-- Contractual Arrangements; Buying Groups" and "Relationship with Baxter."

PATENTS AND TRADEMARKS

    Allegiance does not consider any one or more of the patents and trademarks it holds, or the licenses granted to or by it with respect to any patent or trademark to be essential to its businesses.

COMPETITION

    Allegiance is faced with substantial competition in all of its markets. The changing health-care environment in recent years has led to increasingly intense competition among health-care suppliers. Competition is focused on price, service and product performance. Pressure in these areas is expected to continue. See "Risk Factors -- United States Competition."

    The future financial success of health-care product and service companies, such as Allegiance, will depend on their ability to work with health-care customers to help them enhance their competitiveness through cost management initiatives. Management believes it can help its customers achieve savings in the total health-care system by automating supply-ordering procedures, optimizing distribution networks, improving utilization and materials management and achieving economies through product and procedure standardization, and performing certain non-clinical services on an outsourced basis. Management further believes that its strategy of providing high levels of service to its health-care customers and achieving the best overall cost in its delivery of health-care products and services is compatible with any anticipated realignment of the U.S. health-care system that may ultimately occur.

QUALITY CONTROL

    Allegiance places great emphasis on providing quality products and services to its customers. An integrated network of quality systems, including control procedures that are developed and implemented by technically trained professionals, result in rigid specifications for raw materials, packaging materials, labels, sterilization procedures and overall process control. The quality systems integrate the efforts of raw material and finished goods suppliers to provide the highest value to customers. On a statistical sampling basis, a quality assurance organization tests components and finished goods at different stages in the manufacturing process to assure that exacting standards are met.

GOVERNMENT REGULATION

    Most of the products manufactured or sold by Allegiance in the United States are subject to regulation by the Food and Drug Administration ("FDA"), as well as by other federal and state agencies. The FDA regulates the introduction and advertising of new drugs and devices as well as manufacturing procedures, labeling and record keeping with respect to drugs and devices. The FDA has the power to seize adulterated or misbranded drugs and devices or to require the manufacturer to remove them from the market and the power to publicize relevant facts. From time to time, Baxter has removed products from the market that were found not to meet acceptable standards. This may occur with respect to Allegiance in the future. Product regulatory laws exist in most other countries where Allegiance will do business.

    Environmental policies of Allegiance mandate compliance with all applicable regulatory requirements concerning environmental quality and contemplate, among other things, appropriate capital expenditures for environmental protection. Various non-material capital expenditures for environmental protection were made by Baxter related to the Allegiance Business during 1995 and similar expenditures are planned for 1996. See "-- Legal Proceedings."

EMPLOYEES

    As of August 1, 1996, Allegiance employed approximately 22,000 people.

LEGAL PROCEEDINGS

    As of the Distribution Date, Allegiance assumed the defense of litigation involving claims related to the Allegiance Business, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves described below. Allegiance has not been named as a defendant in this litigation but will be defending and indemnifying Baxter Healthcare Corporation ("BHC"), as contemplated by the Reorganization Agreement, for all expenses and potential liabilities associated with claims pertaining to this litigation. It is expected that Allegiance will be named as a defendant in future litigation, and may be added as a defendant in existing litigation.

    BHC was one of ten defendants named in a purported class action filed in August 1993, on behalf of all medical and dental personnel in the state of California who allegedly suffered allergic reactions to natural rubber latex gloves and other protective equipment or who allegedly have been exposed to natural rubber latex products. (KENNEDY, ET AL., V. BAXTER HEALTHCARE CORPORATION, ET AL., Sup. Ct., Sacramento Co., Cal., #535632). The case alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted defendants' demurrer to the class action allegations. On February 29, 1996, the California Appellate Court upheld the trial court's ruling. In April 1994, a similar purported class action, GREEN, ET AL. V. BAXTER HEALTHCARE CORPORATION, ET AL., (Cir. Ct., Milwaukee Co., WI, 94CV004977) was filed against Baxter and three other defendants. The class action allegations have been withdrawn, but additional plaintiffs added individual claims. On July 1, 1996, the Company was served with a similar purported class action, WOLF V. BAXTER HEALTHCARE CORP. ET AL., Circuit Court, Wayne County, MI, 96-617844NP. The Company is the only named defendant in that suit. As of August 19, 1996, 36 additional lawsuits have been served on BHC containing similar allegations of sensitization to natural rubber latex products. Allegiance intends to vigorously defend against these actions. Since none of these cases has proceeded to a hearing on the merits, Allegiance is unable to evaluate the extent of any potential liability, and unable to estimate any potential loss.

    Allegiance believes that a substantial portion of the liability and defense costs related to natural rubber latex gloves cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. BHC has notified its insurance companies that it believes that these cases and claims are covered by BHC's insurance. Most of BHC's insurers have reserved their rights (i.e., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. It is not expected that the outcome of these matters will have a material adverse effect on Allegiance's business, results of operations or financial condition.

    Under the United States Superfund statute and many state laws, generators of hazardous waste which is sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the costs of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

    As of June 30, 1996, BHC has been named as a potentially responsible party for cleanup costs at ten hazardous waste sites for which Allegiance has assumed responsibility. Allegiance's largest exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects that the total cleanup costs for this site will be between $44 million and $65 million, of which Allegiance's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in Allegiance's combined financial statements. The estimated exposure for the remaining nine sites is approximately $4 million, which has been accrued and reflected in Allegiance's combined financial statements. It is not expected that the outcome of these matters will have a material adverse effect on Allegiance's business, results of operations or financial condition.

    BHC is a defendant in a number of other claims, investigations and lawsuits for which Allegiance has assumed responsibility. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on Allegiance's business, results of operations or financial condition.

PROPERTIES

    Allegiance owns or has long-term leases on substantially all of its major manufacturing facilities. Allegiance maintains 28 manufacturing facilities in the United States, and also operates manufacturing facilities in France, Malaysia, Malta and Mexico. Allegiance owns or leases 60 distribution centers in the United States.

    Allegiance maintains a continuing program for improving its properties, including the retirement or improvement of older facilities and the construction of new facilities. This program includes improvement of manufacturing facilities to enable production and quality control programs to conform with the current state of technology and government regulations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Company's directors and executive officers and their ages as of June 30, 1996 are as follows:

NAME                                  AGE      POSITION
--------------------------------      ---      ----------------------------------------------------------------

Lester B. Knight................          38   Chairman of the Board and Chief Executive Officer

Joseph F. Damico................          42   President and Chief Operating Officer

Peter B. McKee..................          58   Senior Vice President and Chief Financial Officer

Kathy Brittain White............          46   Senior Vice President and Chief Information Officer

Robert B. DeBaun................          46   Corporate Vice President

Mark J. Ehlert..................          42   Corporate Vice President

Gail Gaumer.....................          44   Corporate Vice President of Allegiance Healthcare Corporation

Robert J. Zollars...............          39   Group Vice President of Allegiance Healthcare Corporation

Richard C. Adloff...............          38   Corporate Vice President and Controller

William L. Feather..............          49   Senior Vice President, General Counsel and Secretary

Leonard G. Kuhr.................          38   Corporate Vice President and Treasurer

Silas S. Cathcart...............          70   Director

David W. Grainger...............          68   Director

Arthur F. Golden................          50   Director

Michael D. O'Halleran...........          46   Director

Kenneth D. Bloem................          50   Director

Connie Curran, Ed.D.............          49   Director

Roger L. Sisterman..............          52   Corporate Vice President of Allegiance Healthcare Corporation

    LESTER B. KNIGHT has been chairman of the board and chief executive officer of Allegiance, since June 1996. From 1992 to June 1996, Mr. Knight was executive vice president of Baxter, responsible for its U.S. Healthcare business. Mr. Knight joined Baxter in 1981 and served in several manufacturing, research-and-development and management positions before being named general manager of Baxter's renal business in 1987. He was named president of the renal business in 1988 and president of the I.V. Systems business the following year. He was elected a corporate vice president of Baxter in 1990, and was named executive vice president in 1992.

    JOSEPH F. DAMICO has been president and chief operating officer of Allegiance, since June 1996. From 1993 to June 1996, Mr. Damico was group vice president, responsible for Baxter's Field Sales, Health Systems, and Distribution organizations in the U.S. Healthcare business. Mr. Damico joined Baxter in 1979 as a sales representative and served in a variety of management positions before being named vice president and general manager of the company's Custom Sterile division in 1987. He was named president of the Convertors/Custom Sterile business in 1989 and also assumed responsibility for Baxter's Pharmaseal division in 1992. He was elected a corporate vice president the same year.

    PETER B. MCKEE has been senior vice president and chief financial officer of Allegiance since September 1996. From May 1996 to June 1996, Mr. McKee worked at Baxter. Prior to that date, he had been senior vice president and chief financial officer at FoxMeyer Health Corporation, a leading pharmaceutical distributor, since 1993. Mr. McKee's career as a financial executive spans more than 35 years. Before joining Dallas-based FoxMeyer, he worked in financial consulting and held CFO positions at Metro Airlines and Swift Independent Packing. He also has held senior financial positions at Ford Motor Company and Cooper Industries Inc.

    KATHY BRITTAIN WHITE has been senior vice president and chief information officer of Allegiance since September 1996. Prior to that date, Ms. White served as corporate vice president and chief information officer of Baxter, since 1995. She came to Baxter from AlliedSignal Corporation, where she had served as vice president, information systems and services since 1993. Prior to that, she was vice president, corporate services, for Guilford Mills, Inc.

    ROBERT B. DEBAUN has been a corporate vice president of Allegiance, responsible for human resources, since September 1996. Prior to that date, Mr. DeBaun served as vice president of human resources for the U.S. Distribution organization of Baxter, since 1991. Mr. DeBaun joined Baxter in 1981 as manager of college relations. In 1986, after a series of increasingly responsible positions, he was named vice president, human resources, for Baxter's I.V. Systems group.

    MARK J. EHLERT has been a corporate vice president of Allegiance, responsible for quality assurance and regulatory affairs, since September 1996. Prior to that date, Mr. Ehlert served as vice president, quality and regulatory affairs, for Baxter's U.S. Sales and Distribution organization, since 1994. Mr. Ehlert joined Baxter in 1975. In 1990, after a series of increasingly responsible positions, he was promoted to general manager of Baxter's Singapore manufacturing operations.

    GAIL GAUMER has been a corporate vice president of a subsidiary of Allegiance, responsible for strategy and business development as well as cost management services, since September 1996. Prior to that date, Ms. Gaumer served as president of marketing, strategy and business development for Baxter's U.S. Healthcare business, since 1995. Ms. Gaumer joined Baxter in 1980 and held a number of positions in its subsidiary's Renal business. Most recently, she was president of Renal-Europe. Before that, she was vice president of global marketing, planning and new business development, and then vice president and general manager for the Renal business. Before joining Baxter, she worked for ALZA Corporation, a drug-delivery company. Ms. Gaumer is a director of FemRx, Inc.

    ROBERT J. ZOLLARS has been a group vice president of a subsidiary of Allegiance since September 1996. He leads the regional companies and health systems organizations of Allegiance. Prior to that date Mr. Zollars served as president of Baxter's U.S. Distribution, responsible for its Hospital Supply/ Scientific Products, Life Sciences, Hospitex, Dietary Products, and ValueLink distribution businesses, since 1994. Mr. Zollars joined Baxter in 1979 as a sales representative for the Scientific Products division and rose to vice president and general manager of the division in 1983. In 1986, he was named president of the Dietary Products division, and in 1990, became president of the I.V. Therapy business. He was named president of the Hospital Supply division in 1992, and assumed additional responsibility for Scientific Products in 1993.

    RICHARD C. ADLOFF has been a corporate vice president and controller of Allegiance, since September 1996. Prior to that date, Mr. Adloff served as vice president of finance for Baxter's U.S. Healthcare business, since 1994. Mr. Adloff joined Baxter in 1980 with the Hospital Supply division. In 1990, after a series of increasingly responsible positions in distribution and manufacturing, he was promoted to vice president -- finance of IV Systems.

    WILLIAM L. FEATHER has been senior vice president, general counsel and secretary of Allegiance since June 1996 and will head its law function. Prior to that date, Mr. Feather served as associate general counsel for Baxter's U.S. Healthcare business since January 1996. Mr. Feather joined Baxter in 1986 as corporate counsel. He was promoted to senior counsel in 1990 and assistant general counsel in January 1994.

    LEONARD G. KUHR has been a corporate vice president and treasurer of Allegiance since September 1996. He will also supervise its tax function. Prior to June 1996, Mr. Kuhr served as vice president, capital markets, in a Baxter subsidiary's Treasury group since 1995. From 1992 to 1995, Mr. Kuhr was vice president, finance, for Baxter's Surgical business. Mr. Kuhr joined Baxter in 1979 and served in a variety of management positions in the Corporate Tax department, in both domestic and international functions. He was named vice president and controller of the Specialty Business group in Baxter's U.S. Distribution business in 1992.

    SILAS S. CATHCART has been a director of Allegiance since September 1996. Mr. Cathcart is a director of General Electric Company and The Quaker Oats Company. Mr. Cathcart is also a trustee of Northern Funds Mutual Fund. From 1985 to 1987, and from 1990 to the present, Mr. Cathcart served as a director of Baxter. From 1970 to 1985 he served as a director of American Hospital Supply Corporation. Mr. Cathcart served as chairman of the board and chief executive officer of Kidder, Peabody Group Inc., an investment banking firm, from 1988 to 1989, and as president and chief executive officer from 1987 to 1988. From 1972 to 1986, he was chairman of Illinois Tool Works, Inc.

    DAVID W. GRAINGER has been a director of Allegiance since September 1996. Since 1968, Mr. Grainger has been chairman of the board of W. W. Grainger, Inc., a nationwide distributor of equipment, components and supplies. He joined W. W. Grainger, Inc. in 1952. From 1990 to the present, Mr. Grainger has served as a director of Baxter.

    ARTHUR F. GOLDEN has been a director of Allegiance since September 1996. Since 1978, Mr. Golden has been a partner of Davis, Polk & Wardwell, a general practice law firm. He is a director of Esco Electronics Corporation and Borg Warner Security Corporation.

    MICHAEL D. O'HALLERAN has been a director of Allegiance since September 1996. Since 1995, Mr. O'Halleran has been president of Aon Group, Inc., an insurance holding company, and since 1988, he has been the chairman of the board of Aon Risk Services, Inc., a subsidiary of that company.

    KENNETH D. BLOEM has been a director of Allegiance since September 1996. Since 1994, Mr. Bloem has been the chief executive officer of The Advisory Board Company, a privately held research and publishing company. From 1989 to 1994, he was the president of Stanford University Hospital.

    CONNIE CURRAN has been a director of Allegiance since September 1996. Since 1995, Ms. Curran has been president of CurranCare, Inc., a nation-wide hospital based home care management company. From 1990 to 1995, she was the vice chairman/national director of patient services of APM, Inc.

    ROGER L. SISTERMAN has been a corporate vice president of a subsidiary of Allegiance, responsible for manufacturing worldwide, since September 1996. Prior to that date, Mr. Sisterman served as vice president of manufacturing and operations for the U.S. Healthcare business of Baxter since 1994. Mr. Sisterman joined Baxter in 1977 and held a number of positions. In 1985, Mr. Sisterman became director of materials management for Baxter's Pharmaseal division. In 1987, he was promoted to vice president of manufacturing for Baxter Custom Sterile, and in 1991, for Baxter Convertors/Custom Sterile.

CLASSIFIED BOARD OF DIRECTORS

    The Certificate of Incorporation of Allegiance provides that the Allegiance directors (other than those who may be elected by the holders of any series of Preferred Stock of Allegiance under specified circumstances), will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Certificate of Incorporation provides that the term of office of the first class will expire at the 1997 annual meeting of stockholders ("Class I"), the term of office of the second class will expire at the 1998 annual meeting of stockholders ("Class II") and the term of office of the third class will expire at the 1999 annual meeting of stockholders ("Class III"). Messrs. Cathcart and O'Halleran serve as Class I directors, Messrs. Damico and Golden and Ms. Curran serve as Class II directors and Messrs. Knight, Grainger and Bloem serve as Class III directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors of Allegiance has established two Committees, the Audit and Public Policy Committee and the Compensation and Nominating Committee.

    The Audit and Public Policy Committee reviews the scope of the audit by the independent auditors, inquires into the effectiveness of Allegiance's accounting and internal control functions, and recommends to the Allegiance Board any changes in the appointment of independent auditors which the committee may deem to be in the best interests of the corporation and its stockholders. The committee also assists the Board in establishing and monitoring compliance with the ethical standards of Allegiance. The Audit and Public Policy Committee also reviews the policies of Allegiance to assure they are consistent with its social responsibility to employees, customers and to society, including policies relating to health and safety and ethics. The committee consists solely of directors who are independent of management. Members of this committee consist of Mr. O'Halleran (Chairman), Mr. Cathcart, Mr. Grainger, Mr. Golden, Mr. Bloem and Ms. Curran.

    The Compensation and Nominating Committee determines the compensation of officers, other than the chairman of the board and chief executive officer, exercises the authority of the Board concerning employee benefit plans, administers Allegiance's stock option plans, and advises the Board on other compensation and employee benefit matters. In addition, the committee makes recommendations to the Board regarding candidates for election as directors of Allegiance. The committee also advises the Board on board committee structure and membership. The committee consists solely of directors who are independent of management. Members of this committee consist of Mr. Cathcart (Chairman), Mr. Golden, Mr. O'Halleran, Mr. Bloem and Ms. Curran.

COMPENSATION OF DIRECTORS

    Cash compensation of non-employee directors consists of a $1,000 fee for each board and each committee meeting attended. Chairpersons of committees receive an additional annual retainer of $3,000. Employee directors are not compensated separately for their board or committee activities.

    In addition, to align the directors' interests more closely with the interest of all of the Company's stockholders, each non-employee director receives options to purchase (at fair market value on the date of grant) 10,000 shares of Allegiance common stock under the Allegiance Corporation 1996 Outside Director Incentive Compensation Plan. Such options vest one year after date of grant. An aggregate of 350,000 shares of common stock are reserved for issuance under such plan.

EXECUTIVE COMPENSATION

    The following table shows the 1995 compensation for services rendered by the chairman of the board and chief executive officer of Allegiance and the individuals who are expected to be the next four most highly compensated executive officers of Allegiance (collectively, the "named executive officers") based on their 1995 Baxter compensation. The compensation shown in this table was paid by Baxter (or its subsidiaries) for all of their services to Baxter and its subsidiaries. References to "restricted stock" and "stock options" mean restricted shares of common stock of Baxter ('Baxter Stock') and options to purchase Baxter Stock. Amounts shown are for each individual in their last position with Baxter, and do not necessarily reflect the compensation which these five individuals will earn in their new capacities as executive officers of Allegiance.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM COMPENSATION
                                                                          -----------------------------------------
                                                                                    AWARDS
                                      ANNUAL COMPENSATION                 --------------------------
                        ------------------------------------------------  RESTRICTED    SECURITIES       PAYOUTS
                                                          OTHER ANNUAL       STOCK      UNDERLYING    -------------     ALL OTHER
NAME AND PRINCIPAL                  SALARY      BONUS     COMPENSATION     AWARD(S)       OPTIONS     LTIP PAYOUTS    COMPENSATION
POSITION                  YEAR      ($)(1)     ($)(1)          ($)          ($)(2)          (#)            ($)           ($)(3)
----------------------  ---------  ---------  ---------  ---------------  -----------  -------------  -------------  ---------------
Lester B. Knight             1995  $ 367,000  $ 350,000     $  12,134      $  23,139        44,800         -0-          $  23,241
 Chairman of the Board
 & Chief Executive
 Officer
Joseph F. Damico             1995  $ 285,000  $ 170,000     $   2,432         -0-           22,900        -0-        $     13,866
 Chief Operating
 Officer
Kathy B. White               1995  $ 182,692  $ 142,500  $        929     $  319,600        41,000        -0-        $          0
 Corporate Vice
 President
Robert J. Zollars            1995  $ 230,000  $  43,200       --             -0-            10,000        -0-        $      9,346
 Corporate Vice
 President
Gail Gaumer                  1995  $ 200,000  $  43,200       --             -0-             8,500        -0-        $      8,446
 Corporate Vice
 President

---------------
(1) Amounts shown include cash compensation earned by the named executive officers during the year indicated, including amounts deferred at the election of those officers. Bonuses are paid in the year following the year during which they are earned.

(2) Amounts shown represent the market value at the date of grant, without giving effect to the diminution in value attributable to the restrictions on such stock. The amounts shown in this column include grants to the specified named executive officers under Baxter's 1989 Long-Term Incentive Plan. The restricted shares granted to Mr. Knight and Ms. White under that Plan could be earned based on 1996 performance and, if so, they would ordinarily vest on December 31, 1997. As of December 31, 1995, the number and value of the aggregate Baxter restricted stock holdings of the named executive officers are as follows: Mr. Knight -- 22,000 shares ($921,250); Mr. Damico -- 11,508 shares ($481,898); Ms. White -- 9,400 shares ($393,625); Mr. Zollars --
    6,931 shares ($290,236); Ms. Gaumer -- 4,408 shares ($184,585). Dividends are payable on all outstanding shares of Baxter restricted stock held by all executives at the same rate and time and in the same form in which dividends are payable on all outstanding shares of Baxter Stock, as required by Baxter's 1987 Incentive Compensation Program.

(3) Amounts shown represent Baxter matching contributions in Baxter's Incentive Investment Plan, a qualified section 401(k) profit sharing plan, additional matching contributions in Baxter's deferred compensation plan and the dollar value of Baxter split-dollar life insurance benefits. Those three amounts for 1995, expressed in the same order as identified above, for the named executive officers are as follows: Mr. Knight -- $4,500, $18,510, and $231; Mr. Damico -- $4,500, $9,300, and $66; Ms. White -- (none); Mr. Zollars -- $4,500, $4,762, and $84; Ms. Gaumer -- $4,500, $3,852, and $94.

    Of the five named executive officers, Mr. Zollars and Ms. Gaumer are eligible to receive a special incentive payment equal to one times annual base salary. The payment will be made on December 31, 1996 as long as they have not voluntarily resigned, been terminated for cause, or have accepted a position outside of the Allegiance organization.

STOCK OPTION GRANTS

    The following table contains information relating to the Baxter stock option grants made in 1995 under Baxter's 1994 Incentive Compensation Program to the named executive officers.

               BAXTER OPTION GRANTS IN LAST FISCAL YEAR (1)(2)(3)

                                       INDIVIDUAL GRANTS
                            ----------------------------------------
                                           PERCENT OF
                             NUMBER OF    TOTAL OPTIONS                               POTENTIAL REALIZABLE VALUE AT ASSUMED
                             SECURITIES    GRANTED TO                                         ANNUAL RATES OF STOCK
                             UNDERLYING   EMPLOYEES IN   EXERCISE OR                    PRICE APPRECIATION FOR OPTION TERM
                              OPTIONS        FISCAL      BASE PRICE   EXPIRATION   --------------------------------------------
NAME                        GRANTED (#)     YEAR (4)      ($/SH)(5)      DATE        0% ($)       5% ($)(6)       10% ($)(6)
--------------------------  ------------  -------------  -----------  -----------  -----------  --------------  ---------------
Mr. Knight................       44,800          0.9%     $   37.25      7/29/05    $     -0-   $    1,049,498  $     2,659,637
Mr. Damico................       22,900          0.4%     $   37.25      7/29/05    $     -0-   $      536,462  $     1,359,502
                                 21,000          0.4%     $   37.25      7/29/05    $     -0-   $      491,952  $     1,246,705
Ms. White (7).............       20,000          0.4%     $   34.00      4/24/05    $     -0-   $      427,648  $     1,083,744
Mr. Zollars...............       10,000          0.2%     $   37.25      7/29/05    $     -0-   $      234,263  $       593,669
Ms. Gaumer................        8,500          0.2%     $   37.25      7/29/05    $     -0-   $      199,124  $       504,619

---------------
(1) No SARs were granted by Baxter in 1995.

(2) All options shown in this table except for the 20,000 share grant to Ms. White, become exercisable five years from the date of grant, subject to accelerated vesting as follows. One hundred percent of the option will become exercisable on the first business day after the ninetieth consecutive calendar day during which the average fair market value of Baxter Stock equals or exceeds $50 per share. Ms. White's 20,000 share grant becomes exercisable five years from the date of grant, subject to accelerated vesting as follows. Fifty percent of the option became exercisable on December 27, 1995; fifty percent of the option will become exercisable on the first business day after the ninetieth consecutive calendar day during which the average fair market value of Baxter Stock equals or exceeds $50 per share. The exercise price may be paid in cash or shares of Baxter Stock. Baxter's 1994 Program provides that if specified corporate control changes occur, all outstanding options will become exercisable immediately.

(3) The Compensation Committee of the Board of Directors of Baxter adopted an equitable adjustment formula applicable to all options to purchase Baxter Stock which are outstanding as of the Distribution Date. The formula, which is consistent with tax and accounting rules, is intended to preserve the value of the options after the Distribution Date.

(4) In 1995, Baxter granted options on approximately 5.2 million shares of Baxter Stock to approximately 6,400 employees.

(5) The exercise price shown is the closing price of Baxter Stock on the date of grant, which was July 31, 1995 for all options except the option granted to Ms. White for 20,000 shares. The exercise price shown for the 20,000 shares granted to Ms. White is the closing price of Baxter Stock on the date of grant which was April 24, 1995.

(6) The amounts shown in these two columns represent the potential realizable values using the options granted and the exercise price. The assumed rates of stock price appreciation are set by the Commission's executive compensation disclosure rules and are not intended to forecast the future appreciation of Baxter Stock.

(7) The 20,000 share grant to Ms. White was an element of the compensation package provided to her upon joining Baxter in her current role. The 21,000 share grant she received was part of Baxter's normal option grant process.

STOCK OPTION EXERCISES

    The following table contains information relating to the exercise of Baxter stock options by the named executive officers in 1995 as well as the number and value of their unexercised Baxter options as of December 31, 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                OPTIONS AT               IN-THE-MONEY OPTIONS
                              SHARES                      FISCAL YEAR-END (#)(1)      AT FISCAL YEAR END ($)(2)
                           ACQUIRED ON      VALUE      ----------------------------  ----------------------------
NAME                       EXERCISE (#)  REALIZED ($)  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------  ------------  ------------  ------------  --------------  ------------  --------------
Mr. Knight...............      -0-           N/A            46,757         53,800     $  619,426    $    350,075
Mr. Damico...............      -0-           N/A            32,140         27,733     $  486,278    $    182,652
Ms. White................      -0-           N/A            10,000         31,000     $   78,750    $    175,875
Mr. Zollars..............      -0-           N/A            27,784         12,534     $  429,462    $     82,722
Ms. Gaumer...............      -0-           N/A            20,320          9,867     $  310,449    $     61,014

------------
(1) The sum of the numbers under the Exercisable and Unexercisable columns of this heading represents each named executive officer's total outstanding Baxter options.

(2) The dollar amounts shown under the Exercisable and Unexercisable columns represent the number of exercisable and unexercisable Baxter options, respectively, which were "In-the-Money" on December 31, 1995, multiplied by the difference between the closing price of Baxter Stock on December 31, 1995, which was $41.875 per share, and the exercise price of the Baxter options. For purposes of these calculations, In-the-Money options are those with an exercise price below $41.875 per share.

BAXTER PENSION PLAN

    The Baxter International Inc. and Subsidiaries Pension Plan's (the "Baxter Pension Plan") normal retirement benefit equals 1.75% of the average of an employee's five highest consecutive calendar years of earnings out of his or her last ten calendar years of earnings ("Final Average Pay"), multiplied by the employee's years of benefit service, as determined by the Baxter Pension Plan. In general, the earnings covered by the Baxter Pension Plan include salary, annual cash bonuses and other regular pay. The figures shown include benefits payable under the Baxter Pension Plan and Baxter's related defined benefit excess pension plan. The estimates assume that benefit payments begin at age 65 under a single life annuity form. The figures are net of the Social Security offset specified by the Baxter Pension Plan's benefit formula and therefore do not include Social Security benefits payable from the federal government. The primary Social Security amount used in the calculations is that payable for an individual attaining age 65 in 1995.

    Eligible Allegiance employees (transferring employees) will continue to participate for purposes of benefit accruals in the Baxter Pension Plan through the Distribution Date. All benefit accruals for Allegiance employees in the Baxter Pension Plan cease as of the Distribution Date and all Allegiance employees will be fully vested in their accrued benefits under the Baxter Pension Plan as of such date. The terms of the Baxter Pension Plan will be amended with respect to Allegiance employees to impute certain compensation paid by Allegiance during 1996 in order to provide for a full year's earnings for 1996 to be included in determining the Final Average Pay of transferring employees. Allegiance employees with vested accrued benefits in the Baxter Pension Plan will have those benefits maintained by the Baxter Pension Plan until they are eligible or required to receive them.

                               PENSION PLAN TABLE
                      Estimated Annual Retirement Benefits
                    Years of Pension Plan Participation (1)

FINAL AVERAGE
   PAY (1)          15           20           25           30           35
--------------  -----------  -----------  -----------  -----------  -----------
 $    100,000   $    22,300  $    29,800  $    37,200  $    44,700  $    52,300
      200,000        48,600       64,800       81,000       97,200      113,500
      300,000        74,800       99,800      124,700      149,700      174,800
      400,000       101,100      134,800      168,500      202,200      236,000
      500,000       127,300      169,800      212,200      254,700      297,300
      600,000       153,600      204,800      256,000      307,200      358,500
      700,000       179,800      239,800      299,700      359,700      419,800

------------
(1) As of January 1, 1996, the named executive officers' years of Baxter Pension Plan participation and Final Average Pay for purposes of calculating annual retirement benefits payable under the Baxter Pension Plan are as follows:
    Mr. Knight -- 13 years and $538,702; Mr. Damico -- 16 years and $370,048; Ms. White -- 0 years and $0; Mr. Zollars -- 16 years and $254,798; Ms. Gaumer -- 16 years and $216,743.

    Although age 65 is the normal retirement age under the Baxter Pension Plan, the Baxter Pension Plan has early retirement provisions based on a "point" system. Under the point system, each participant is awarded one point for each year of benefit service as determined by the Baxter Pension Plan and one point for each year of age. Participants who terminate employment after accumulating 65 points, and who wait to begin receiving their Baxter Pension Plan benefits until they have 85 points, receive the same Baxter Pension Plan benefits they would otherwise receive at age 65, regardless of their actual age when they begin receiving their Baxter Pension Plan benefits.

BAXTER STOCK HELD BY ALLEGIANCE EMPLOYEES

    Baxter restricted stock held by Allegiance employees will continue to be earned, based upon performance through December 31, 1996, and vested, in accordance with the terms and conditions of those grants, as if the employee's service with Allegiance were service with Baxter. Allegiance employees holding Baxter Stock Options will, as of the Distribution Date, be considered terminated and, as such, vesting and exercise will be in accordance with the terms and conditions of the outstanding grants.

COMPENSATION OF EXECUTIVE OFFICERS

    The compensation of Allegiance's executive officers for periods beginning on and after the Distribution Date will be determined by the Board of Directors or its Compensation and Nominations Committee.

    COMPENSATION PHILOSOPHY. Allegiance's philosophy is to provide compensation opportunities supporting Allegiance's values. Forms and levels of total compensation will be structured to be competitive when compared to other companies of similar focus and size. These companies are reported in surveys whose participants include many companies in the Fortune 500 as well as other companies with which Allegiance and its subsidiaries compete for executive talent ("comparable companies"). This philosophy is intended to assist Allegiance in attracting, retaining and motivating executives with superior leadership and management abilities. Consistent with this philosophy, a total compensation structure has been determined for each officer, including Mr. Knight, consisting primarily of salary, cash bonus, stock options and benefits. The proportions of these elements of compensation will vary among the officers depending upon their levels of responsibility. The senior executive officers will receive a larger portion of their total compensation through performance-based incentive plans, which place a greater percentage of their compensation at risk while more closely aligning their interests with the interests of Allegiance's stockholders.

    Allegiance's philosophy with respect to the cap on the tax-deductibility of executive compensation will be to maximize the benefit of tax laws for Allegiance's stockholders by seeking performance-based exemptions where consistent with Allegiance's compensation policies and practices. Allegiance will adopt performance goals for the officer cash bonus plan which are expected to satisfy the deductibility requirements with respect to any payments under those plans.

    COMPENSATION ELEMENTS. Salaries will be established each year at a level primarily intended to be competitive at the 50th percentile with salaries of executive officers in comparable companies. In addition, officer salaries will be based on the officer's individual performance. Bonuses are intended to provide executive officers with an opportunity to receive additional cash compensation but only if they earn it through Allegiance's achievement of strong performance results as measured by key financial indicators. Each year, a bonus target will be established for each executive officer at the 50th percentile of the market data of comparable companies. After year-end results are calculated, each officer's bonus will be determined based on Allegiance's performance against the key financial indicators established for the year. Achievement of the performance objective will determine an officer's opportunity to earn bonus compensation either significantly above or below the 50th percentile of opportunity within comparable companies.

    Stock options will be granted under the Allegiance Corporation's 1996 Incentive Compensation Program. They represent a vehicle for more closely aligning management's and stockholders' interests, specifically motivating executives to remain focused on the market value of Allegiance Stock. The number of stock options granted to executive officers is expected to be formula-driven. The formula is designed to provide an opportunity to earn stock-based compensation at a third-quartile level compared to executives in comparable companies.

1996 INCENTIVE COMPENSATION PROGRAM

    The Company's 1996 Incentive Compensation Program (the "Program") is designed to promote success and enhance the value of Allegiance by linking participants' interests more closely to those of Allegiance stockholders and by providing participants with an incentive for excellence.

    The Program is administered by the Compensation Committee of Allegiance ("Committee"). Incentives may consist of the following: (a) stock options; (b) restricted stock; (c) stock awards; (d) performance shares; and (e) other incentives, including cash. Incentives may be granted to any employee of Allegiance (including directors of Allegiance who are also employees of Allegiance) selected from time to time by the Committee. The Company has authorized 9,683,000 shares for issuance under the Program.

    Under the Program, the Committee may grant non-qualified and incentive stock options to eligible employees to purchase shares of Allegiance Stock from Allegiance. The Program gives the Committee discretion, with respect to any such stock option, to determine the number and purchase price of the shares subject to the option, the term of each option and the time or times during its term when the option becomes exercisable, subject to the following limitations. No stock option may be granted with a purchase price less than the fair market value of the shares subject to the option on the date of grant and the term may not exceed 10 years and one day from the date of grant. Except to the extent that the Committee determines that another value is more appropriate given the circumstances, the fair market value of shares on the date of a grant shall mean the closing sale price of Allegiance Stock as reported on the New York Exchange composite reporting tape. The initial option grant to the named executive officers will be as follows: Mr. Knight, 514,000 shares; Mr. Damico, 330,000 shares; Ms. White, 124,000 shares; Mr. Zollars, 106,000; and Ms. Gaumer, 80,000 shares. These grants are intended to cover a two-year period.

    SARs may be granted by the Committee pursuant to the Program in such number and on such terms as the Committee may decide, provided that the term of an SAR may not exceed 10 years and one day from the date of grant. SARs may be granted together with or independently of any stock option. SARs may be paid in Allegiance Stock or cash, as determined by the Committee.

    Restricted stock consists of the sale or transfer by Allegiance to an eligible employee of one or more shares of Allegiance Stock which are subject to restrictions on their sale or other transfer by the employee. The price, if any, at which restricted stock will be sold will be determined by the Committee, and it may vary from time to time and among employees and may require no payment or be less than the fair market value of the shares at the date of sale.

    Stock awards consist of the transfer by Allegiance to an eligible employee of shares of Allegiance Stock, without payment, as additional compensation for his or her services to Allegiance or a subsidiary of Allegiance.

    Performance shares consist of the grant by Allegiance to an eligible employee of a contingent right to receive payment of shares of Allegiance Stock. The performance shares will be paid in shares of Allegiance Stock, or cash equivalents at the Committee's discretion, to the extent performance goals set forth in the grant are achieved.

CHANGE IN CONTROL PLAN

    Under Allegiance's Change of Control Plan ("Change in Control Plan"), the Company entered into agreements with certain employees of the Company selected to participate (including each of the named executive officers) which entitles such employees to separation pay and benefits following a change of control in Allegiance and the employee's subsequent termination of employment unless such termination is voluntary and unprovoked or results from death, disability, retirement or cause. The eligible termination must occur within 24 months of the change of control or the agreement is void. Each agreement continues for three years from the Distribution Date and automatically renews every three years from that date unless the participants receive written notice of termination at least ninety days prior to the renewal date. The separation pay provided will equal the employee's one years' annualized base salary and target cash bonus plus the value of all deferred or unvested awards under all incentive compensation plans per the terms of the Program. For Messrs. Knight, Damico and McKee, the separation pay provided will equal three years' annualized base salary and target cash bonus plus the value of all deferred or unvested awards under all incentive compensation plans per the terms of the Program. In addition, in the event that any payments would be subject to an excise tax under the Code, the Company will pay Messrs. Knight, Damico and McKee an additional gross-up amount for any excise tax and federal, state and local income taxes, such that the net amount of the payments would be equal to the net payments after income taxes had the excise tax and resulting gross-up not been imposed.

ALLEGIANCE RETIREMENT PLAN

    Allegiance's qualified defined contribution retirement plan (the "Allegiance Retirement Plan") for its United States employees includes a section 401(k) deferred compensation account ("401(k) account"), a company matching contribution account, a fixed account, a performance account, and a transition account for each eligible employee as described below.

    The defined contribution accounts for transferring employees under the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Baxter Incentive Investment Plan"), Baxter's qualified section 401(k) profit sharing plan, were transferred to the Allegiance Retirement Plan. The Allegiance Retirement Plan has established a fund to hold the Baxter stock currently held on behalf of Allegiance employees in the Baxter Incentive Investment Plan. The Allegiance Retirement Plan allows participants to redirect the balances of their Allegiance Retirement Plan accounts that are invested in the Baxter stock fund but will not allow participants to direct that their plan accounts make new investments in Baxter stock within the Allegiance Retirement Plan.

    401(k) ACCOUNT AND COMPANY MATCHING CONTRIBUTION ACCOUNT

    Employees of Allegiance are eligible to contribute to the Allegiance 401(k) account. Participants may elect to contribute, on a before-tax basis, up to twelve percent of their annual base compensation into their 401(k) accounts. Allegiance will match the first three percent of the participant's annual base compensation contributed to the plan on a dollar for dollar basis.

    FIXED ACCOUNT

    Subject to the terms of the Allegiance Retirement Plan, employees of Allegiance are eligible to receive contributions to their fixed accounts under such plan. Allegiance will make annual contributions to each fixed account equal to three percent of a participant's annual base compensation.

    PERFORMANCE ACCOUNT

    Subject to the terms of the Allegiance Retirement Plan, Allegiance may make additional performance account contributions on a discretionary basis as certain performance measures are achieved. The additional contributions will be allocated to each eligible participant's account in proportion to each participant's annual base compensation. These additional discretionary contributions may be made more frequently or less frequently than the annual three percent contribution to the fixed accounts.

    TRANSITION ACCOUNT

    Allegiance recognizes that certain longer service employees need additional benefits to assist in transitioning from Baxter's United States Pension Plan to Allegiance's Retirement Plan. Contributions to a transition account within the Allegiance Retirement Plan are provided by the Company to two groups of Allegiance employees.

    Employees with at least 55 "points" and 10 years of "benefit service" (as determined under the terms of the Baxter Pension Plan explained under "-- Baxter Pension Plan") as of the Distribution Date will have transition profit sharing contributions made annually over an eight year period, and each of these contributions will be equal to not less than 3% and not more than 8% of the participant's annual base compensation, depending on the participant's points under the Baxter Pension Plan as of the Distribution Date. The named executive officers eligible to receive contributions to the transition account are as follows: Mr. Knight -- 0%; Mr. Damico -- 3%; Ms. White -- 0%; Mr. Zollars -- 3%; and Ms. Gaumer -- 3%.

    Allegiance employees who have at least 15 years of "benefit service" but less than 55 "points" (as determined under the terms of the Baxter Pension Plan explained on page 49) as of the Distribution Date will receive transition profit sharing contributions made annually over an eight year period, and each of these contributions will be equal to 2% of the participant's annual base compensation.

ALLEGIANCE EXCESS PLAN

    Federal income tax laws limit the amount which may be contributed to the accounts of all participants, including certain highly compensated participants under the Allegiance Retirement Plan. Allegiance will adopt an unfunded non-qualified excess plan (the "Allegiance Excess Plan") that will credit certain participants affected by the limits with the amount of contributions that the participants would have contributed or that Allegiance would have contributed on their behalf to the Allegiance Retirement Plan but for such limits.

EMPLOYEE STOCK PURCHASE PLAN

    Allegiance will adopt an employee stock purchase plan for its United States employees, as described in Section 423 of the Code. All active employees of Allegiance and its United States subsidiaries will be eligible to participate in the Company's Employee Stock Purchase Plan. The Employee Stock Purchase Plan makes available shares of Allegiance Stock for purchase by eligible employees through payroll deductions at a maximum rate to be determined by the Committee. The purchase price per share will be equal to 85% of the lesser of the fair market value of Allegiance Stock on the effective date of subscription or the fair market value of Allegiance Stock on the date of exercise. 2,000,000 shares will be reserved for issuance under this plan.

COMPENSATION COMMITTEE INTERLOCKS DISCLOSURE AND INSIDER PARTICIPATION

    There are no compensation committee interlocks.

                            RELATIONSHIP WITH BAXTER

    Allegiance and Baxter have entered into various agreements for the purpose of governing certain of the ongoing relationships between Baxter and Allegiance after the Distribution, and to provide mechanisms for an orderly transfer of the Allegiance Business from Baxter to Allegiance and facilitate an orderly transition to the status of two separate, publicly traded companies.

    Allegiance has significant continuing relationships with Baxter as an agent, distributor, customer and supplier for a wide array of health-care products and services, and for certain administrative support services. Allegiance is Baxter's primary agent in distributing Baxter's intravenous solutions, cardiovascular devices and other products in the United States and provides Baxter with certain administrative services including credit and collection, accounts payable, information technology and telecommunications. Baxter distributes Allegiance's products in many countries around the world and provides various administrative services to Allegiance. Baxter does not have any ownership interest in Allegiance.

REORGANIZATION AGREEMENT

    Subject to certain exceptions, the Reorganization Agreement provides for certain cross-indemnities (including an indemnity of Baxter by Allegiance with respect to certain guarantees by Baxter in connection with certain Allegiance agreements and certain financial guarantees) principally designed to place financial responsibility for the liabilities of the Allegiance Business with Allegiance and financial responsibility for the obligations and liabilities of Baxter's retained businesses and its other subsidiaries with Baxter. Specifically, Allegiance has agreed to assume liability for, and to indemnify Baxter against, any and all liabilities associated with the Allegiance Business, including any litigation, proceedings or claims relating to the products and operations thereof whether or not the underlying basis for such litigation, proceeding or claim arose prior to or after the Distribution Date. Baxter has agreed to indemnify Allegiance against any and all liabilities associated with Baxter's retained businesses. Specifically, Baxter has retained liability for, and agreed to indemnify Allegiance against, proceedings or claims relating to allegations of disease transmission through blood products and silicon-gel mammary implants. See "Business -- Legal Proceedings."

    Pursuant to the Reorganization Agreement, Allegiance assumed all environmental liabilities that arise from or are attributable to the operations of the Allegiance Business, including, but not limited to, off-site waste disposal liabilities. Allegiance also has agreed to indemnify Baxter against any and all such environmental liabilities. Baxter has agreed to indemnify Allegiance against any and all environmental liabilities associated with the retained Baxter businesses. In addition, the Reorganization Agreement provides that each of Baxter and Allegiance will indemnify the other in the event of certain liabilities arising under the Exchange Act.

    The Reorganization Agreement provides, among other things, that, in order to avoid potentially adverse tax consequences relating to the Distribution, for a period of two years after the Distribution Allegiance will not: (i) cease to engage in an active trade or business within the meaning of the Internal Revenue Code of 1966, as amended (the "Code"); (ii) issue or redeem any share of stock of Allegiance, except for certain issuances and redemptions for the benefit of Allegiance's employees or to effect acquisitions by Allegiance in the ordinary course of business or in connection with the issuance of any convertible debt by Allegiance or in accordance with the requirements for permitted purchases of Allegiance Stock as set forth in section 4.05(1)(b) of Revenue Procedure 96-30 issued by the IRS; or (iii) liquidate or merge with any other corporation, unless, with respect to (i), (ii) or (iii) above, either (a) an opinion is obtained from counsel to Baxter, or (b) a ruling is obtained from the IRS, in either case to the effect that such act or event will not adversely affect the federal income tax consequences of the Distribution to Baxter, its stockholders who receive Allegiance Stock or Allegiance. Allegiance expects that these limitations will not significantly constrain its activities or its ability to respond to unanticipated developments.

    The Reorganization Agreement also provides that if, as a result of certain transactions occurring after the Distribution Date involving either the stock or assets of either Allegiance or any of its subsidiaries, or any combination thereof, the Distribution fails to qualify as tax-free under the provisions of Section

355 of the Code, then Allegiance shall indemnify Baxter for all taxes, liabilities, and associated expenses, including penalties and interest, incurred as a result of such failure of the Distribution to qualify under Section 355 of the Code. The Reorganization Agreement further provides that if the Distribution fails to qualify as tax-free under the provisions of Section 355 of the Code, other than as a result of a transaction occurring after the Distribution Date involving either the stock or assets of Allegiance or any of its subsidiaries, or any combination thereof, then Allegiance shall not be liable for such taxes, liabilities, or expenses.

    The Reorganization Agreement also provides for the allocation of benefits between Baxter and Allegiance under existing insurance policies after the Distribution Date for claims made or occurrences prior to the Distribution Date and sets forth procedures for the administration of insured claims. In addition, the Reorganization Agreement provides that Baxter will use its reasonable efforts to maintain directors' and officers' insurance at substantially the level of Baxter's current directors' and officers' insurance policy for a period of six years with respect to the directors and officers of Baxter who will become directors and officers of Allegiance as of the Distribution Date for acts relating to periods prior to the Distribution Date.

    The Reorganization Agreement also addresses the treatment of employee benefit matters and other compensation arrangements for certain former and current Allegiance employees and their beneficiaries and dependents, as well as certain former employees of certain former Allegiance businesses and their beneficiaries and dependents (collectively, the "Allegiance Participants"). The Reorganization Agreement provides that the account balances (including outstanding loans) of all Allegiance Participants in the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "IIP"), and the plan assets related to such liabilities will be transferred to Allegiance's new retirement savings plan. The Reorganization Agreement also generally provides that Allegiance will assume all liabilities for benefits under any welfare plans related to Allegiance Participants, other than certain claims incurred on or before the Distribution Date. Moreover, the Reorganization Agreement provides that, effective as of the Distribution Date, Allegiance will become responsible for all other liabilities to Allegiance Participants (including unfunded supplemental retirement benefits), other than certain accruals under the Baxter Defined Benefit Excess Plan.

TAX SHARING AGREEMENT

    Baxter and Allegiance have entered into a tax sharing agreement (the "Tax Sharing Agreement") which allocates tax liabilities and responsibility for tax audits for periods prior to, and subsequent to the Distribution Date. The Tax Sharing Agreement also allocates consolidated alternative minimum tax and other tax credit carry-forwards as of the Distribution Date between Baxter and Allegiance.

AGENCY, SERVICES AND DISTRIBUTION AGREEMENTS

    Baxter's principal domestic operating subsidiary, Baxter Healthcare Corporation ("BHC"), and an Allegiance subsidiary have entered into an Agency, Services and Distribution Agreement (the "Domestic Distribution Agreements") for each of Baxter's four primary domestic business units, I.V. Systems, Renal, Cardiovascular, and Biotechnology, pursuant to which Baxter supplies products to Allegiance, and Allegiance, as agent or distributor for Baxter, provides physical distribution and various sales and sales support services to Baxter. The Domestic Distribution Agreements cover substantially all of the existing products of each of the foregoing business units.

    In most instances, Allegiance will act as Baxter's agent for the physical distribution of Baxter's products in return for a fee. In such situations, Baxter will maintain the contractual relationship with the customer, will manage sales, order-taking, and billing and collections, and will retain title to the products until shipment to the ultimate customer. In certain situations, Allegiance will act as a full-service, value-added distributor for Baxter products with a direct contractual relationship with the ultimate customer. In these situations, Allegiance will provide additional sales, sales support, and other customer and product-related services to the customer and will purchase the products from Baxter at specified prices. In addition, Baxter will pay to Allegiance the fee described above. Such additional services may include aggregating Baxter's products with others to be sold as "kits" for a given medical procedure or other cost management services which assist the customer in reducing product consumption, improving utilization of assets, improving logistics, and reducing or eliminating operating costs.

    The initial term of the Domestic Distribution Agreements range from three years (Renal and Biotechnology) to five years (I.V. Systems and Cardiovascular). The agreements may be renewed upon expiration upon the mutual agreement of the parties. In the event of a Change In Control of one of the parties to the Domestic Distribution Agreements or certain of their affiliates, the other party to such agreement will have the right, subject to certain notice periods and other restrictions, to terminate all, or in certain cases only the affected portion, of such agreement prior to its normal expiration. In the case of a Change In Control involving a competitor of the non-affected party, the notice period required for termination may be shorter than if such a competitor was not involved. For purposes of these agreements, a "Change In Control" includes the acquisition of more than 30 per cent of the stock of either party or one of its affiliates, certain mergers or consolidations involving either party or one of its affiliates, the acquisition by either party of certain significant subsidiaries, and, in the case of an affiliate of either of the parties, the disposition of substantially all of its business and assets.

    Under the Domestic Distribution Agreements, Baxter is required within the Territory to distribute all covered I.V. Systems and Cardiovascular products (including any line extensions of such products) through Allegiance, subject to certain exceptions. In addition, Allegiance may not market, promote or solicit orders for any product that competes with any covered I.V. Systems or Cardiovascular product. Allegiance may however take orders for, stock and sell competing products in response to customer requests. For purposes of the Domestic Distribution Agreements, the "Territory" is defined as the 50 states comprising the United States of America and the District of Columbia. Allegiance's right to distribute the covered products is limited to the Territory.

    The compensation received by Allegiance under the Domestic Distribution Agreements generally approximates or is based upon the internal business unit revenue and expense allocations that were in effect between the Baxter business units and the Allegiance Business prior to the date of the Distribution. Similarly, the service levels and performance standards remain as they were prior to the date of the Distribution.

    In addition to the Domestic Distribution Agreements, Baxter and Allegiance have entered into agreements pursuant to which Baxter has agreed to distribute Allegiance's surgical and other products outside of the United States and to distribute certain surgical products to the long-term, sub-acute and home care markets within the United States.

SERVICES AGREEMENTS

    Baxter and Allegiance have entered into several services agreements, to be effective from and after the Distribution Date, pursuant to which Baxter provides to Allegiance, and Allegiance provides to Baxter, certain administrative services necessary for the conduct of Baxter's and Allegiance's businesses. Services provided to Baxter by Allegiance include credit, collection and cash application, accounts payable, telecommunications, and information technology services. Services provided to Allegiance by Baxter include payroll, sales and use tax, human resources (including international expatriate services), research and development, travel, property management, and other services. These agreements have varying terms and, subject to certain exceptions, are generally terminable by either party upon 12 months or less notice. Under certain circumstances involving a Change In Control the agreements may be terminated earlier than normal. The agreements may be renewed upon expiration upon the mutual agreement of the parties. The prices at which such services will be provided generally will be equal to or based on the actual cost of rendering such services.

    In addition, Baxter leases from Allegiance, for a term of ten years, a 217,000 square foot office building at Allegiance's McGaw Park, Illinois headquarters site. The leased building will continue to be occupied by Baxter's Renal Division. Allegiance subleases from Baxter all or a substantial part of an 85,000 square foot office building located in Deerfield, Illinois. This building is part of a three building complex leased by Baxter, and Allegiance's sublease is for the remainder of the current term of Baxter's lease. Baxter and Allegiance may also lease or sublease to each other miscellaneous office or other space for use in connection with various services performed for one another pursuant to the agreements described above.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of September 30, 1996 regarding the beneficial ownership of Allegiance Stock by (i) each director of the Company, (ii) each named executive officer and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Allegiance Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. The address of each of the stockholders named below is the Company's principal executive offices. The Company is not aware of any stockholders who beneficially own 5% or more of the Allegiance Stock.

NAME                                                                                         NUMBER         PERCENT
------------------------------------------------------------------------------------------  ---------  -----------------
Lester B. Knight..........................................................................     56,348              *
Joseph F. Damico..........................................................................     39,083              *
Silas Cathcart............................................................................      1,466              *
David W. Grainger.........................................................................      6,500              *
Arthur F. Golden..........................................................................     --                  *
Michael D. O'Halleran.....................................................................     --                  *
Kenneth D. Bloem..........................................................................     --                  *
Connie Curran, Ed.D.......................................................................     --                  *
Kathy Brittain White......................................................................      3,880              *
Gail Gaumer...............................................................................     17,366              *
Robert J. Zollars.........................................................................     18,142              *
All directors and executive officers as a group (18 persons)..............................    188,252              *

------------
 *  less than 1%

                        DESCRIPTION OF CREDIT FACILITIES

    On September 23, 1996, the Company entered into two unsecured revolving credit agreements (the "Credit Facilities"), providing for up to an aggregate of $1.5 billion in borrowings, with the financial institutions listed therein (the "Banks"), the First National Bank of Chicago, as Syndication Agent, NationsBank of Texas, N.A., as Documentation Agent, Morgan Guaranty Trust Company of New York, as Co-Syndication Agent, and Bank of America National Trust and Savings Association, as Administrative Agent, and as arranged by BA Securities, Inc. The following summary of the Credit Facilities does not purport to be complete and is subject to the detailed provisions of the Credit Facilities, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

    One of the Credit Facilities provides for borrowings up to an aggregate of $1.2 billion and expires in September 2001. The other Credit Facility provides for borrowings up to an aggregate of $300 million and expires in September 1997. As of September 30, 1996, approximately $1.1 billion was outstanding under the $1.2 billion credit facility and no amounts were outstanding under the $300 million credit facility. Amounts borrowed under the Credit Facilities may be used only to repay indebtedness owing to Baxter at the time of the Distribution, for the payment of fees and expenses related to the Distribution and for general corporate purposes of Allegiance. As of September 30, 1996, approximately $400 million was available for borrowing under the Credit Facilities.

    Borrowings under the Credit Facilities are unsecured obligations of Allegiance and rank PARI PASSU with all other unsecured and unsubordinated indebtedness of Allegiance, including the Securities offered pursuant to this Prospectus.

    Borrowings under the Credit Facilities typically bear interest at either the "Base Rate" or the "Euro Dollar Rate," at the option of the Company, plus applicable interest margin. The Base Rate is the higher of (i) the reference rate of Bank of America National Trust and Savings Association or (ii) the sum of the latest Federal Funds Rate and 0.50%. In addition, same day, short term (seven days or less) borrowings under the Credit Facilities bear interest at the "IBOR Rate" plus 1%. The IBOR Rate is defined as a Bank's cost of funds in the interbank market for a same day borrowing of the type requested by Allegiance. Furthermore, at the request of Allegiance, any of the Banks may offer to loan to Allegiance amounts available for borrowing under the Credit Facilities at interest rates agreed upon by Allegiance through a competitive bid process initiated by Allegiance.

    The Credit Facilities contain a number of covenants that, among other things, restrict Allegiance's ability to dispose of its assets, incur additional indebtedness, create liens on assets, engage in mergers or consolidations or change the businesses conducted by Allegiance, and otherwise restrict certain corporate activities by Allegiance. In addition, under the Credit Facilities, Allegiance is required to comply with and maintain specified financial ratios and tests, including, without limitation, an interest expense coverage ratio, a leverage ratio and subsidiary debt levels thresholds.

    The Credit Facilities specify certain customary events of default, including, without limitation, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default and cross-acceleration to certain other indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, changes of control and unenforceability of certain documents under the Credit Facilities.

                           DESCRIPTION OF SECURITIES

    The Notes, the 2016 Debentures and the 2026 Debentures (together, the "Securities") will each constitute a series of senior debt securities of the Company, and will rank PARI PASSU with each other and with all other unsecured and unsubordinated indebtedness of the Company. The Securities of each series will be issued pursuant to an Indenture, to be dated as of October 1, 1996 between Allegiance and PNC Bank, Kentucky, Inc., as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the

Registration Statement of which this Prospectus is a part. The Indenture provides for the issuance from time to time in one or more series of unsecured debentures, notes or other evidences of indebtedness and does not limit the aggregate principal amount of securities that may be issued thereunder.

    The following summaries of certain provisions of the Securities and the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Securities and the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated by reference.

NOTES

    The Notes will be unsecured obligations of the Company, will be limited to $200,000,000 aggregate principal amount and will mature on October 15, 2006 . The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from October 15, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1997, to the Persons in whose names the Notes (or any predecessor Notes) are registered at the close of business on the preceding March 31 or September 30 , as the case may be. The Notes will not be redeemable at the option of the Company prior to maturity and are not subject to any sinking fund.

DEBENTURES

    The 2016 Debentures and the 2026 Debentures will each be unsecured obligations of the Company, will be limited to $150,000,000 aggregate principal amount and $200,000,000 aggregate principal amount, respectively, and will mature on October 15, 2016 and October 15, 2026, respectively. The 2016 Debentures and the 2026 Debentures will bear interest at the respective rates per annum shown on the front cover of this Prospectus from October 15, 1996 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing April 15, 1997, to the Persons in whose names such Debentures (or any predecessor Debentures) are registered at the close of business on the preceding March 31 or September 30, as the case may be. The 2016 Debentures and the 2026 Debentures will not be redeemable at the option of the Company. The 2026 Debentures may be repaid on October 15, 2003, at the option of the registered holders of the 2026 Debentures, at 100% of their principal amount, together with accrued interest to October 15, 2003. In order for a holder to exercise this option, the Company must receive at its office or agency in New York, New York, during the period beginning on August 15, 2003 and ending at 5:00 p.m. (New York City time) on September 15, 2003 (or, if September 15, 2003 is not a Business Day, the next succeeding Business Day), the certificate representing the 2026 Debenture subject to repayment with the form "Option to Elect Repayment on October 15, 2003" on such certificate duly completed. Any such notice received by the Company during the period beginning on August 15, 2003 and ending at 5:00 p.m. (New York City time) on September 15, 2003 shall be irrevocable. See "-- Book Entry, Delivery and Form". The repayment option may be exercised by the holder of a 2026 Debenture for less than the entire principal amount of the 2026 Debenture held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any 2026 Debenture for repayment will be determined by the Company, whose determination will be final and binding.

    Failure by the Company to repay the 2026 Debentures when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

    As long as the 2026 Debentures are represented by a Global Debenture (as defined below), the Depositary or the Depositary's nominee will be the registered holder of the 2026 Debentures and therefore will be the only entity that can exercise a right to repayment. See "-- Book Entry, Delivery and Form."

    No similar right of repayment is available to holders of the Notes or the 2016 Debentures.

RESTRICTIVE COVENANTS

    LIMITATIONS ON LIENS

    The Company covenants that it will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c) (e), (f), (g) and (h); provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c) (e),
(f), (g) and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

    Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 10% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

    LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS

    The Company covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Securities, pursuant to the limitation on liens in the Indenture; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

    LIMITATIONS ON SUBSIDIARY DEBT

    The Company shall not permit any Subsidiary of the Company to Incur or suffer to exist any Debt, except: (1) Debt outstanding on the date of this Indenture; (2) Debt issued to and held by the Company or a Wholly Owned Subsidiary; (3) Debt Incurred by a Person prior to the time such Person became, merges into, or consolidates with a Subsidiary, or a Subsidiary merges into or consolidates with such Person and thereby such Person becomes a Subsidiary (which Debt was not Incurred in anticipation of such transaction and was outstanding prior to such transaction); (4) Debt which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt permitted to be outstanding pursuant to clauses (1) through (3) above (or any extension or renewal thereof), in an aggregate principal amount not to exceed the principal amount of the Debt so exchanged, refinanced or refunded and provided such refinancing or refunding Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued (x) does not provide for payments of principal at the stated maturity of such Debt or by way of a sinking fund applicable to such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase or such Debt by the Company (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder), in each case prior to the stated maturity of the Debt being refinanced or refunded and (y) does not permit redemption or other retirement (including pursuant to an offer to purchase made by the Company) of such Debt at the option of the holder thereof prior to the stated maturity of the Debt being refinanced or refunded, other than a redemption or other retirement at the option of the holder of such Debt (including pursuant to an offer to purchase made by the Company) which is conditioned upon the change of control of the Company; and (5) Debt having a principal amount and liquidation value not in excess of 20% of the Consolidated Net Tangible Assets of the Company in the aggregate.

    CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

    The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt, and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "Debt" shall mean (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) the maximum fixed redemption or repurchase price of redeemable stock of such Person at the time of determination, (vi) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Lease-back Transaction to which such Person is a party and (vii) every obligation of the type referred to in Clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

    The term "Incur" shall mean, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have the meanings correlative to the foregoing); PROVIDED, HOWEVER, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

    The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

    The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 1.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

    The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property.

    The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

    The term "Subsidiary" shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

    The term "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Securities and under the Company's obligations on the Securities and under the Indenture, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance that would not be permitted under the limitation on mortgage, pledge, lien, security interest or other encumbrance described above under "Restrictive Covenants," the Company takes such steps as shall be necessary to secure the Securities equally and ratably with (or prior to) the indebtedness secured by such mortgage, pledge, lien, security interest or other encumbrance and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay principal of or any premium on any Security of that series at its Maturity; (b) failure to pay any interest on any Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (d) failure to perform, or the breach of, any covenant or warranty of the Company in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 10% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; (e) failure to pay when due (subject to any applicable grace period) the principal of, or acceleration of, any indebtedness for money borrowed by the Company (including a default with respect to Securities of any series other than that series) having an aggregate principal amount outstanding of at least $10,000,000, if, in the case of any such failure, such indebtedness has not been discharged or, in the case of any such acceleration, such indebtedness has not been discharged or such acceleration has not been rescinded or annulled, in each case within 10 days after written notice has been given by the

Trustee, or the Holders of at least 10% in principal amount of the Outstanding Securities of that series, as provided in the Indenture; and (f) certain events in bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary. (Section 501)

    If an Event of Default (other than an Event of Default described in clause
(f) above) with respect to the Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Securities of that series by notice as provided in the Indenture may declare the principal amount of the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities, as may be specified in the terms of such Securities) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Securities of any series at the time Outstanding occurs, the principal amount of all the Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other that the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

    Subject to the provisions of the Indenture relating to the duties and responsibilities of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions of the Indenture, the Holders of a majority in principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of that series. (Section 512)

    No Holder of a Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (ii) the Holders of at least 25% in principal amount of the Outstanding Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security. (Section 508)

    The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to the best of their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than 66 2/3% in principal amount of the Outstanding Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Security, (b) reduce the principal amount of, or any premium or interest on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Security, (f) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver. (Section 902)

    The Holders of not less than 66 2/3% in principal amount of the Outstanding Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

    The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) is, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable (for example, because it is based on an index), the principal amount of such Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Security and (iii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner of such Security (or, in the case of a Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any demand, authorization, direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

    The Company has elected, in the Board Resolution establishing the terms of each series of Securities, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness and Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Securities of each series, or to any specified part of a series at the option of the Company at any time. (Section 1301)

    DEFEASANCE AND DISCHARGE.  Upon the Company's exercise of its option to have
Section 1302 applied to any Securities or any series of Securities, the Company will be discharged from all its obligations with respect to such Securities (except for certain obligations to exchange or register the transfer of Securities, to replace stolen, lost or mutilated Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, the terms of the Indenture and such

Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and
1304)

    DEFEASANCE OF CERTAIN COVENANTS. Upon the Company's exercise of its option to have Section 1303 applied to any Securities or any series of Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and in the last sentence under "Consolidation, Merger and Sale of Assets", and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) and clause (e) under "Events of Default," will be deemed not to be or result in an Event of Default, in each case with respect to such Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Securities and such Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and
1304)

BOOK ENTRY, DELIVERY AND FORM

    The Notes and Debentures will each be issued in the form of one or more fully registered certificates registered in the name of Cede & Co., the nominee of The Depository Trust Company (the "Depository"). Except as provided below, owners of beneficial interests in the certificates for the Notes registered in the name of the Depository ("Global Notes") or in the certificates for the Debentures registered in the name of the Depository ("Global Debentures") will not be entitled to have either the Global Notes or the Global Debentures, as the case may be, registered in their names and will not receive or be entitled to receive physical delivery of either the Global Notes or the Global Debentures in definitive form. Unless and until definitive Notes or Debentures are issued to owners of beneficial interests in the Global Notes or the Global Debentures, such owners of beneficial interests will not be recognized as Holders of either the Notes or the Debentures, as the case may be, by the Trustee. Hence, until such time, owners of beneficial interests in either the Global Notes or the Global Debentures will only be able to exercise the rights of Holders indirectly through the Depository and its participating organizations. Except as set forth below, the certificates may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor or the Depository or a nominee of such successor.

    The Depository has advised the Company that it is a limited-purpose trust Company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities for its participants and to facilitate the clearance and settlement of securities transaction among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depository only through participants.

    The Depository advises that pursuant to procedures established by it (i) upon the issuance of the Notes and the Debentures by the Company, the Depository will credit the accounts of participants designated by the Underwriters with the amount of the Global Notes and the Global Debentures purchased by the Underwriters, and (ii) ownership of beneficial interests in the certificates representing the Global Notes and the Global Debentures will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to participants' interests) and the participants and the indirect participants (with respect to beneficial owners' interests). The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in such certificates is limited to such extent.

    Neither the Company, the Trustee, any Payment Agent, nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the certificates representing the Global Notes or the Global Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Principal and interest payments on the Global Notes and the Global Debentures registered in the name of the Depository's nominee will be made by the Trustee to the Depository's nominee as the registered owner of the certificates relating to the Global Notes and the Global Debentures. The Indenture provides that the Company and the Trustee will treat the persons in whose names either the Global Notes or the Global Debentures are registered (the Depository or its nominee) as the owners of the Global Notes or the Global Debentures, as the case may be, for the purpose of receiving payment of principal and interest on either the Global Notes or the Global Debentures and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Global Notes or the Global Debentures to owners of beneficial interests in the certificates relating to the Global Notes or the Global Debentures. The Depository has advised the Company, and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the certificates relating to the Global Notes the Global Debentures, as shown on the records of the Depository. Payments by participants and indirect participants to owners of beneficial interests in the certificates relating to the Global Notes and the Global Debentures will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

    So long as the 2026 Debentures are represented by a Global Debenture, the Depository's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its 2026 Debentures. Notice by participants or by owners of beneficial interests in a Global Debenture held through such participants of the exercise of the option to elect repayment of beneficial interests in 2026 Debentures represented by a Global Debenture must be transmitted to the Depository in accordance with its procedures on a form required by the Depository and provided to participants. In order to ensure that the Depository or the Depository's nominee will timely exercise a right to repayment with respect to a particular 2026 Debenture, the beneficial owner of such 2026 Debenture must instruct the broker or other participant through which it holds an interest in such 2026 Debenture to notify the Depository of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a 2026 Debenture in order to acertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depository. The Company will not be liable for any delay in delivery of such notice to the Depository.

    If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company, the Company will issue Notes and Debentures in definitive form in exchange for the total amount of the certificates representing the Global Notes and the Global Debentures. In addition, the Company may at any time determine not to have Notes or Debentures represented by Global Notes or Global Debentures, as the case may be, and, in such event, the Company will issue Notes or Debentures in definitive form in exchange for the total amount of the certificates representing the Global Notes or the Global Debentures. In addition, if any event shall have happened and be continuing that constitutes an Event of Default with respect to the Notes or the Debentures, the owners of beneficial interests in certificates for the Global Notes or the Global Debenture will be entitled to receive Notes or Debentures, as the case may be, in certificated form in exchange for the Book-Entry certificate or certificates representing the Global Notes or the Global Debentures, as the case may be. In any such instance, an owner of a beneficial interest in such certificates will be entitled to physical delivery in definitive form of Notes or Debentures equal in amount to such beneficial interest and to have such Notes or Debentures registered in its name.

EXCHANGE AND TRANSFER

    At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Securities of each series will be exchangeable for other Securities of the same series of any authorized denomination and of like tenor and aggregate principal amount. (Section 305)

    Subject to the terms of the Indenture and the limitations applicable to Global Securities, Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected by the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Securities of each series. (Sections 305 and 1002)

    If the Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part. (Section 305)

PAYMENT AND PAYING AGENTS

    Payment of interest on a Security on any Interest Payment Date will be made to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

    Principal of and any premium and interest on the Securities of a particular series will be payable at the office or agency of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time. The corporate trust office of the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Securities of each series. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain an office or agency in each Place of Payment for the Securities of any series. (Sections 1002 and 1003)

    All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Security thereafter may look only to the Company for payment thereof as an unsecured general creditor. (Section 1003)

NOTICES TO HOLDERS

    Notices to Holders of Securities will be given in writing and mailed, first-class postage prepaid, to the addresses of such Holders as they may appear in the Security Register. (Section 106)

TITLE

    Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner thereof, whether or not such Security may be overdue, for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

    The Indenture and the Securities will be governed by and construed in accordance with the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

    The Company maintains a banking relationship with PNC Bank, Kentucky, Inc.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the respective principal amount of each series of the Securities set forth opposite its name below:

                                                       PRINCIPAL         PRINCIPAL         PRINCIPAL
                                                       AMOUNT OF       AMOUNT OF 2016    AMOUNT OF 2026
                   UNDERWRITER                           NOTES           DEBENTURES        DEBENTURES
--------------------------------------------------  ----------------  ----------------  ----------------
Goldman, Sachs & Co...............................  $     66,000,000   $   49,500,000    $   66,000,000
J.P. Morgan Securities Inc........................        64,000,000       48,000,000        64,000,000
Smith Barney Inc..................................        40,000,000       30,000,000        40,000,000
BA Securities, Inc................................        10,000,000        7,500,000        10,000,000
First Chicago Capital Markets, Inc................        10,000,000        7,500,000        10,000,000
NationsBanc Capital Markets, Inc..................        10,000,000        7,500,000        10,000,000
                                                    ----------------  ----------------  ----------------
    Total.........................................  $    200,000,000   $  150,000,000    $  200,000,000
                                                    ----------------  ----------------  ----------------
                                                    ----------------  ----------------  ----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of each series of the Securities, if any are taken.

    The Underwriters propose to offer each series of the Securities in part directly to the public at the respective initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such prices less a concession not to exceed 0.400 % of the principal amount of the Notes, not to exceed 0.500% of the principal amount of the 2016 Debentures, and not to exceed 0.375% of the principal amount of the 2026 Debentures. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the Notes, not to exceed 0.250% of the principal amount of the 2016 Debentures, and not to exceed 0.250% of the principal amount of the 2026 Debentures to certain brokers and dealers. After the Securities are released for sale to the public, the offering prices and other selling terms may from time to time be varied by the Underwriters.

    Each series of Securities is a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in each series of the Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for each series of the Securities.

    From time to time in the ordinary course of their businesses, affiliates of certain of the Underwriters have engaged and may in the future engage in general financing and banking transactions with the Company and its affiliates. Furthermore, more than 10% of the proceeds of the offering, not including underwriting compensation, will be received by lenders to the Company under its $1.2 billion credit facility that are affiliated with certain members of the National Association of Securities Dealers, Inc. ("NASD") who are participating in the offering. As a result, the offering is being conducted in accordance with NASD Corporate Financing Rule 2710(c)(8) and Rule 2720(c)(3)(A).

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF SECURITIES

    The validity of the Securities offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ALLEGIANCE CORPORATION
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2

Combined Statements of Income..............................................................................        F-3

Combined Balance Sheets....................................................................................        F-4

Combined Statements of Cash Flows..........................................................................        F-5

Combined Statements of Equity..............................................................................        F-6

Notes to Combined Financial Statements.....................................................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Baxter International Inc.

    In our opinion, the accompanying combined balance sheets and the related combined statements of income, cash flows and equity present fairly, in all material respects, the financial position of Allegiance Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Baxter International Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits of the combined financial statements of Allegiance also included an audit of Financial Statement Schedule II appearing on page F-19 of this Prospectus. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

Price Waterhouse LLP
Chicago, Illinois
June 26, 1996

                             ALLEGIANCE CORPORATION
                         COMBINED STATEMENTS OF INCOME
                                 (IN MILLIONS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                --------------------  -------------------------------
                                                                  1996       1995       1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------
                                                                    (UNAUDITED)
Net sales.....................................................  $   2,201  $   2,485  $   4,922  $   5,109  $   5,019
Costs and expenses
  Cost of goods sold..........................................      1,746      1,940      3,878      3,731      3,613
  Selling, general and administrative expenses................        345        384        756      1,005      1,061
  Restructuring charges.......................................     --         --             76     --            484
  Goodwill amortization.......................................         18         19         38         41         41
  Other (income) expense......................................         (1)         2       (302)        (6)       (26)
                                                                ---------  ---------  ---------  ---------  ---------
    Total costs and expenses..................................      2,108      2,345      4,446      4,771      5,173
                                                                ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.............................         93        140        476        338       (154)
Income tax expense (benefit)..................................         36         55        203        123        (86)
                                                                ---------  ---------  ---------  ---------  ---------
Income (loss) before cumulative effect of accounting change...         57         85        273        215        (68)
Cumulative effect of change in accounting for other
 postemployment benefits, net of income tax benefit of $3.....     --         --         --         --             (5)
                                                                ---------  ---------  ---------  ---------  ---------
    Net income (loss).........................................  $      57  $      85  $     273  $     215  $     (73)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                             ALLEGIANCE CORPORATION
                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1995       1994
                                                                                   JUNE 30,    ---------  ---------
                                                                                     1996
                                                                                 ------------
                                                                                 (UNAUDITED)
Current assets
  Cash and equivalents.........................................................   $        5   $       1  $       3
  Accounts receivable, net of allowance for doubtful accounts of $27 at June
   30, 1996, and $18 and $17 at December 31, 1995 and 1994, respectively.......          450         487        635
  Notes and other current receivables..........................................           26          59        246
  Inventories..................................................................          656         684        721
  Short-term deferred income taxes.............................................          119         129        145
  Prepaid expenses.............................................................           16          12         25
                                                                                 ------------  ---------  ---------
    Total current assets.......................................................        1,272       1,372      1,775
                                                                                 ------------  ---------  ---------
Property, plant and equipment
  Property, plant and equipment................................................        1,523       1,307      1,330
  Accumulated depreciation and amortization....................................          663         429        410
                                                                                 ------------  ---------  ---------
  Net property, plant and equipment............................................          860         878        920
                                                                                 ------------  ---------  ---------
Other assets
  Goodwill and other intangibles...............................................        1,096       1,116      1,214
  Other........................................................................           65          78        122
                                                                                 ------------  ---------  ---------
    Total other assets.........................................................        1,161       1,194      1,336
                                                                                 ------------  ---------  ---------
      Total assets.............................................................   $    3,293   $   3,444  $   4,031
                                                                                 ------------  ---------  ---------
                                                                                 ------------  ---------  ---------
Current liabilities
  Accounts payable and accrued liabilities.....................................   $      550   $     692  $     720
Long-term deferred income taxes................................................          115         110         54
Other noncurrent liabilities...................................................           68          64        188
Equity
  Divisional retained earnings.................................................        1,750       1,768      2,259
  Equity investment by parent..................................................          810         810        810
                                                                                 ------------  ---------  ---------
    Total equity...............................................................        2,560       2,578      3,069
                                                                                 ------------  ---------  ---------
      Total liabilities and equity.............................................   $    3,293   $   3,444  $   4,031
                                                                                 ------------  ---------  ---------
                                                                                 ------------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                             ALLEGIANCE CORPORATION
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                 SIX MONTHS ENDED JUNE 30,      YEARS ENDED DECEMBER 31,
                                                                 --------------------------  -------------------------------
                                                                      1996          1995       1995       1994       1993
                                                                 ---------------  ---------  ---------  ---------  ---------
                                                                        (UNAUDITED)
                                                                               (BRACKETS DENOTE CASH OUTFLOWS)
Cash flow provided by operations
  Income (loss) before cumulative effect of accounting
   change......................................................     $      57     $      85  $     273  $     215  $     (68)
  Adjustments
    Depreciation and amortization..............................            73            83        165        223        221
    Deferred income taxes......................................            16            19         50          3       (199)
    Gain on asset dispositions, net............................        --                 4       (263)       (11)       (36)
    Restructuring charges......................................        --            --             76     --            484
    Other......................................................        --                 2          5          2         11
  Changes in balance sheet items
    Accounts receivable........................................            69            31         73          8         (6)
    Inventories................................................            24           (76)        29         86       (124)
    Accounts payable and other current liabilities.............           (88)           14       (120)       (43)        78
    Restructuring program payments.............................           (21)          (29)       (62)       (54)       (18)
    Other......................................................             6             6         27         (7)        (7)
                                                                          ---     ---------  ---------  ---------  ---------
  Cash flow provided by operations.............................           136           139        253        422        336
                                                                          ---     ---------  ---------  ---------  ---------
Investment transactions
  Capital expenditures.........................................           (33)          (48)      (112)      (122)      (273)
  Acquisitions (net of cash received)..........................           (14)       --             (5)        (2)       (14)
  Proceeds from asset dispositions.............................           (10)          178        626        107         68
                                                                          ---     ---------  ---------  ---------  ---------
  Investment transactions, net.................................           (57)          130        509        (17)      (219)
                                                                          ---     ---------  ---------  ---------  ---------
Financing transactions
  Payments to Baxter International Inc.........................           (75)         (268)      (764)      (402)      (119)
                                                                          ---     ---------  ---------  ---------  ---------
  Financing transactions, net..................................           (75)         (268)      (764)      (402)      (119)
                                                                          ---     ---------  ---------  ---------  ---------
Increase (decrease) in cash and equivalents....................             4             1         (2)         3         (2)
Cash and equivalents at beginning of period....................             1             3          3     --              2
                                                                          ---     ---------  ---------  ---------  ---------
Cash and equivalents at end of period..........................     $       5     $       4  $       1  $       3  $  --
                                                                          ---     ---------  ---------  ---------  ---------
                                                                          ---     ---------  ---------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                             ALLEGIANCE CORPORATION
                         COMBINED STATEMENTS OF EQUITY
                                 (IN MILLIONS)

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1995       1994       1993
                                                                      SIX MONTHS    ---------  ---------  ---------
                                                                    ENDED JUNE 30,
                                                                         1996
                                                                    --------------
                                                                     (UNAUDITED)
Divisional retained earnings
  Beginning balance...............................................    $    1,768    $   2,259  $   2,446  $   2,633
  Net income (loss)...............................................            57          273        215        (68)
  Payments to Baxter International Inc............................           (75)        (764)      (402)      (119)
                                                                         -------    ---------  ---------  ---------
  Ending balance..................................................         1,750        1,768      2,259      2,446
                                                                         -------    ---------  ---------  ---------
Equity investment of parent.......................................           810          810        810        810
                                                                         -------    ---------  ---------  ---------
    Total equity..................................................    $    2,560    $   2,578  $   3,069  $   3,256
                                                                         -------    ---------  ---------  ---------
                                                                         -------    ---------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                             ALLEGIANCE CORPORATION
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE BUSINESS
    On November 27, 1995, the board of directors of Baxter International Inc. ("Baxter") approved in principle a plan to distribute to Baxter stockholders all of the outstanding stock of its health-care cost management business in a spin-off transaction (the "Distribution") which is expected to be tax-free. Allegiance Corporation ("Allegiance" or the "Company") operates in a single industry segment as a leading provider of medical products and services that help its health-care customers manage and reduce the total cost of providing patient care. Through its nationwide distribution network, Allegiance distributes a broad offering of medical, surgical and laboratory supplies, including its own self-manufactured surgical and respiratory-therapy products, to hospital and alternate-care customers. Allegiance also provides cost management services to its health-care customers through inventory management programs, customized packaging, and procedure and process consulting. The delivery of such a broad array of product and service offerings requires focused investments in cost management services, information systems and manufacturing efficiencies.

    The Distribution is expected to occur in late 1996 and will result in Allegiance operating as an independent entity with publicly traded common stock. Baxter will have no ownership interest in Allegiance after the spin-off but will continue to conduct business as described in the Reorganization and other agreements outlined in Note 8 to the Combined Financial Statements. However, Baxter will, unless released by third parties, remain liable for certain lease, guarantee and other obligations and liabilities that are transferred to and assumed by Allegiance. Allegiance will be obligated by the Reorganization agreement to indemnify Baxter against liabilities related to those transferred obligations and liabilities.

    Allegiance's historical results of operations in 1995, 1994 and 1993 include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995 and the diagnostics manufacturing businesses were sold in December 1994. See Note 3 to the Combined Financial Statements for additional information related to these divestitures.

    The following table presents selected financial data for Allegiance excluding the revenue and expenses associated with these divested businesses:

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,           YEARS ENDED DECEMBER 31,
                                                                --------------------  -------------------------------
                                                                  1996       1995       1995       1994       1993
                                                                ---------  ---------  ---------  ---------  ---------
                                                                    (UNAUDITED)     (IN MILLIONS)
Net sales.....................................................  $   2,201  $   2,244  $   4,575  $   4,314  $   4,249
Costs and expenses
  Cost of goods sold..........................................      1,746      1,770      3,625      3,311      3,245
  Selling, general and administrative expenses................        345        346        701        711        746
  Restructuring charges.......................................     --         --         --         --            304
  Goodwill amortization.......................................         18         18         37         37         37
  Other (income) expense......................................         (1)         2        (33)        (3)       (44)
                                                                ---------  ---------  ---------  ---------  ---------
    Total costs and expenses..................................      2,108      2,136      4,330      4,056      4,288
                                                                ---------  ---------  ---------  ---------  ---------
Pretax income (loss)..........................................         93        108        245        258        (39)
Income tax expense (benefit)..................................         36         42         94        101        (13)
                                                                ---------  ---------  ---------  ---------  ---------
    Income (loss).............................................  $      57  $      66  $     151  $     157  $     (26)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with generally

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accepted accounting principles and have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    BASIS OF PRESENTATION

    The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to Allegiance's operations. These financial statements have been prepared as if Allegiance had operated as a free-standing entity for all periods presented. Operations outside the United States and Puerto Rico, which are not significant, are included in the combined financial statements on the basis of fiscal years ending November 30.

    The financial information included herein does not necessarily reflect what the financial position and results of operations of Allegiance would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

    INTERIM FINANCIAL STATEMENTS

    In the opinion of management, the interim combined financial statements reflect all adjustments necessary for a fair presentation of the interim periods. All such adjustments are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

    CASH AND EQUIVALENTS

    Cash and equivalents include cash, cash investments and marketable securities with original maturities of three months or less. Cash payments for income taxes related to Allegiance's operations were made by Baxter.

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

    Inventories consisted of the following:

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1995       1994
                                                                                 ---------  ---------
                                                                    JUNE 30,
                                                                      1996
                                                                  -------------
                                                                   (UNAUDITED)
                                                                             (IN MILLIONS)
Raw materials...................................................    $      63    $      54  $      64
Work in process.................................................           53           49         55
Finished products...............................................          540          581        602
                                                                        -----    ---------  ---------
    Total inventories...........................................    $     656    $     684  $     721
                                                                        -----    ---------  ---------
                                                                        -----    ---------  ---------

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: buildings and leasehold improvements, 20 to 44 years; machinery and other equipment, 3 to 20

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years; equipment leased or rented to customers, 1 to 5 years. Leasehold improvements are depreciated over the life of the related facility leases or the asset whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

    Property, plant and equipment consisted of the following:

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1995       1994
                                                                        ---------  ---------
                                                                           (IN MILLIONS)
Land..................................................................  $     102  $     104
Buildings and leasehold improvements..................................        396        386
Machinery and equipment...............................................        724        778
Equipment leased or rented to customers...............................         14         16
Construction in progress..............................................         71         46
                                                                        ---------  ---------
  Total property, plant and equipment, at cost........................      1,307      1,330
Accumulated depreciation and amortization.............................       (429)      (410)
                                                                        ---------  ---------
    Net property, plant and equipment.................................  $     878  $     920
                                                                        ---------  ---------
                                                                        ---------  ---------

    Depreciation expense was $106, $154 and $156 million in 1995, 1994 and 1993, respectively. Repairs and maintenance expense was $36 million in 1995, $30 million in 1994 and $33 million in 1993.

    GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying value of goodwill at December 31, 1995, has not been impaired. As of December 31, 1995 and 1994, goodwill was $1,092 million and $1,170 million, respectively, net of accumulated amortization of $369 million and $345 million, respectively.

    Other intangible assets include purchased patents, trademarks, deferred charges and other identified rights which are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). As of December 31, 1995 and 1994, other intangibles were $24 million and $44 million, respectively, net of accumulated amortization of $46 million and $38 million, respectively.

    INCOME TAXES

    Allegiance's operations were historically included in Baxter's consolidated U.S. federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries. The provision for income taxes has been determined as if Allegiance had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of Allegiance in future years could vary from its historical effective rates depending on Allegiance's future legal structure and tax elections. All income taxes are settled with Baxter on a current basis through the "Divisional Retained Earnings" account.

    Provision has been made for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes."

    DERIVATIVES

    Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Gains and losses relating to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

3.  ACQUISITIONS, INVESTMENTS IN AFFILIATES AND DIVESTITURES

    ACQUISITIONS

    Allegiance invested $5 million in 1995, $2 million in 1994 and $14 million in 1993 for acquisitions accounted for as purchase transactions and investments in affiliated companies. Had the acquisitions taken place on January 1, consolidated results in the year of acquisition would not have been materially different from reported results. These acquisitions involved no significant change in Allegiance's strategic direction and were made to acquire technologies, broaden product lines and expand market coverage.

    DIVESTITURES

    In 1995, Allegiance disposed of several businesses or product lines which resulted in a net gain of $141 million (net of $122 million in related income tax expense). The majority of the net gain for 1995 related to the divestiture of Allegiance's Industrial and Life Sciences Division ("Industrial") to VWR Corporation for approximately $400 million in cash and $25 million in deferred payments, resulting in a gain of $268 million. As part of the divestiture, Allegiance will continue to supply its self-manufactured products and supplies sold in non-health-care markets to VWR Corporation under a long-term distribution agreement. Allegiance disposed of or discontinued several minor non-strategic or unprofitable product lines or investments which resulted in a net gain of $8 million (net of $3 million in related income tax expense) in 1994 and $22 million (net of $14 million in related income tax expense) in 1993. The majority of these transactions resulted in the disposition of Allegiance's entire interest in such product lines and investments.

    Proceeds from divestitures were $626 million in 1995, $107 million in 1994 and $68 million in 1993. Proceeds in 1995 included approximately $400 million for the Industrial divestiture discussed earlier. The divestiture of the diagnostics manufacturing business discussed in Note 4 to the Combined Financial Statements included proceeds of approximately $200 million in 1995 and $44 million in 1994.

4.  RESTRUCTURING CHARGES
    In November 1993, Baxter's board of directors approved a series of strategic actions to improve shareholder value and reduce costs. The strategic actions of the program were designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. In November 1993, a $484 million pretax provision was recorded to cover costs associated with these restructuring initiatives. Since the announcement of the 1993 restructuring program, Allegiance has implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program, which is expected to be completed in 1997.

    Included in the 1993 restructuring plan was the intent to divest the diagnostics manufacturing businesses and a valuation allowance was established as a component of the 1993 restructuring charge. In December 1994, subject to certain settlement provisions, the divestiture of these businesses was completed and net proceeds were received of approximately $44 million in cash, $200 million in installment notes (which were collected in cash during January 1995) and $40 million in face value of preferred stock. In addition, accounts receivable were retained of approximately $85 million, which was collected from customers in the normal course of business. Allegiance has retained the rights to distribute all current diagnostics products in the U.S.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

4.  RESTRUCTURING CHARGES (CONTINUED)
    Throughout 1995, active discussions took place with the buyer of the diagnostics businesses related to interpretations of and responsibility relative to the settlement provisions contained in the purchase and sale and related agreements. The divestiture was also significantly complicated by a dispute between the diagnostics manufacturing businesses and one of its major suppliers, which ultimately led to a lower than expected final valuation of the business. This dispute has been settled. In the third quarter of 1995, settlement negotiations were completed with the buyer of the diagnostics businesses and adjustments to the purchase price were finalized along with a revision of cost estimates to complete the divestiture. This resulted in an additional restructuring charge of approximately $76 million.

    Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments for employees in the affected operations worldwide. Since the inception of the restructuring program, approximately 1,920 of the 2,860 positions that were originally expected to be affected by the program have been eliminated. As process changes were implemented in connection with the restructuring program, it became apparent that, as certain management level positions were eliminated, other lower cost positions were added. While this has generated savings levels consistent with expectations, management has revised its targeted head count reduction to 2,230 net positions. The majority of the remaining reductions will occur in 1996 and 1997, as facility closures and consolidations are completed as planned.

    Noncash restructuring reserve utilization with respect to divestitures and asset write-downs of $160 million, $66 million and $21 million in 1994 and 1995, and for the six months ended June 30, 1996, respectively, included $118 million, $16 million and $3 million, respectively, relating to the divestiture of the diagnostics manufacturing businesses. Also included was $42 million in 1994, $50 million in 1995 and $16 million for the six months ended June 30, 1996, relating primarily to the closure of a manufacturing facility and consolidations or certain distribution facilities. The utilization relating to the diagnostics divestiture primarily represents the excess of the net assets of the businesses sold over the proceeds received. The utilization relating to the manufacturing facility closure and distribution facility consolidations primarily represents fixed asset and inventory write-downs.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

4.  RESTRUCTURING CHARGES (CONTINUED)
    The following table summarizes the 1993 restructuring program for Allegiance businesses:

                                                                  DIVESTITURES
                                                    EMPLOYEE-       AND ASSET      OTHER
                                                  RELATED COSTS   WRITE- DOWNS     COSTS      TOTAL
                                                 ---------------  -------------  ---------  ---------
                                                                    (IN MILLIONS)
Initial restructuring charge...................     $     103       $     278    $     103  $     484
Utilization:
  Cash.........................................           (31)            (22)         (23)       (76)
  Noncash......................................        --                (160)      --           (160)
                                                        -----          ------    ---------  ---------
December 31, 1994..............................     $      72       $      96    $      80  $     248
                                                        -----          ------    ---------  ---------
Utilization:
  Cash.........................................           (29)            (43)         (33)      (105)
  Noncash......................................        --                 (66)      --            (66)
Adjustment to reserve..........................        --                  76       --             76
                                                        -----          ------    ---------  ---------
December 31, 1995..............................     $      43       $      63    $      47  $     153
                                                        -----          ------    ---------  ---------
Utilization:
  Cash.........................................           (11)            (13)         (10)       (34)
  Noncash......................................        --                 (21)      --            (21)
                                                        -----          ------    ---------  ---------
June 30, 1996..................................     $      32       $      29    $      37  $      98
                                                        -----          ------    ---------  ---------
                                                        -----          ------    ---------  ---------

    The 1995 restructuring reserve balance consisted of $89 million of current and $64 million noncurrent liabilities. The balance in the 1994 reserves consisted of $80 million of current and $168 million of non-current liabilities.

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
    Accounts payable and accrued liabilities consisted of the following:

                                                                                    DECEMBER 31,
                                                                          1995          1994
                                                                        ---------  ---------------
                                                                              (IN MILLIONS)
Accounts payable, principally trade...................................  $     378     $     390
Employee compensation and withholdings................................         88           109
Restructuring.........................................................         89            80
Property, payroll and other taxes.....................................         40            37
Other.................................................................         97           104
                                                                        ---------         -----
Accounts payable and accrued liabilities..............................  $     692     $     720
                                                                        ---------         -----
                                                                        ---------         -----

6.  LEASE OBLIGATIONS
    Certain facilities and equipment are leased under operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $26 million in 1995, $38 million in 1994 and $38 million in 1993.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

6.  LEASE OBLIGATIONS (CONTINUED)
    Future minimum lease payments (including interest) under noncancelable operating leases at December 31, 1995 were as follows:

                                                                           OPERATING
                                                                            LEASES
                                                                        ---------------
                                                                         (IN MILLIONS)
1996..................................................................     $      20
1997..................................................................            15
1998..................................................................            11
1999..................................................................             6
2000..................................................................             4
Thereafter............................................................             6
                                                                                 ---
Total obligations and commitments.....................................     $      62
                                                                                 ---
                                                                                 ---

7.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    CONCENTRATIONS OF CREDIT RISK

    Allegiance provides credit, in the normal course of business, to hospitals, private and government institutions, health-care agencies, insurance agencies and doctors' offices. Allegiance performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

    FINANCIAL INSTRUMENT USE

    For all periods presented, Allegiance has been considered in Baxter's overall risk management strategy. As part of this strategy, Baxter uses certain financial instruments to reduce its exposure to adverse movements in foreign exchange rates. These financial instruments are not used for trading purposes.

    FOREIGN EXCHANGE RISK MANAGEMENT

    As part of implementing its strategy, Baxter has allocated to Allegiance the income and expense associated with certain option contracts used to hedge anticipated cost of production expected to be denominated in foreign currencies. The terms of these financial instruments were less than one year. Allocated net expense and the related notional amounts for these options were immaterial in all years presented. Subsequent to year-end 1995, Baxter entered into options to reduce its foreign exchange exposures. Baxter allocated to Allegiance options with a notional value of approximately $40 million to hedge anticipated costs of production expected to be denominated in foreign currency.

    FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                CARRYING AMOUNTS      APPROXIMATE FAIR VALUES
                                                            ------------------------  ------------------------
AS OF DECEMBER 31 (IN MILLIONS)                                1995         1994         1995         1994
----------------------------------------------------------     -----        -----        -----        -----
Investment in affiliates..................................   $      15    $       9    $      15    $       9

    The carrying values of cash and cash equivalents, accounts receivable and payable, and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

    Investments in affiliates are accounted for by both the cost and equity methods and pertain to several minor equity investments in companies for which fair values are determined by quoted market prices and others for which fair values are not readily available, but are believed to exceed carrying amounts.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  RELATED PARTY TRANSACTIONS
    Baxter has provided to Allegiance certain legal, treasury, insurance and administrative services. Charges for these services are based on actual costs incurred by Baxter. In addition, Allegiance is the primary distributor of Baxter's intravenous solutions, cardiovascular devices and other products in the United States and also provides other services to Baxter. Negotiated fees for these distribution services have generally been under the same terms and conditions granted to independent third parties. Additionally, these fees are not materially different than the terms of the Distribution Agreement subsequent to the Distribution. A summary of related party transactions, all of which are with Baxter or Baxter affiliates, is shown in the table below (in millions):

                                                                         1995       1994       1993
                                                                       ---------  ---------  ---------
Allegiance provided:
  Distribution services to Baxter in the U.S.........................  $     214  $     206  $     201
  Administrative services to Baxter..................................  $      25  $      24  $      23
Allegiance received:
  Administrative services from Baxter................................  $      48  $      46  $      44
  International distribution services from Baxter....................  $      26  $      25  $      23

    Management believes that the basis used for allocating corporate services is reasonable. However, the terms of these transactions may differ from those that would result from transactions among unrelated parties.

    Allegiance participates in a centralized cash management program administered by Baxter. Short-term advances from Baxter or excess cash sent to Baxter has been treated as an adjustment to the "Divisional Retained Earnings" account through the Balance Sheet date. No interest is charged on this balance.

    Effective on the Distribution Date, Baxter and Allegiance will enter into a series of administrative services agreements pursuant to which Baxter and Allegiance will continue to provide, for a specified period of time, certain administrative services which each entity historically has provided to the other. These agreements require both parties to pay to each other a fee which approximates the actual costs of these services. Additionally, subsequent to the spin-off, Allegiance will have continuing significant relationships with Baxter as a distributor, customer and supplier for a wide array of health-care products and services, and for specified transitional administrative support services. See "Arrangements Between Baxter and Allegiance" included elsewhere in this Information Statement, for detailed descriptions of the related agreements.

9.  RETIREMENT AND OTHER BENEFIT PROGRAMS
    Allegiance participated in Baxter-sponsored non-contributory, defined benefit pension plans covering substantially all employees in the U.S. and Puerto Rico. The benefits were based on years of service and the employee's compensation during 5 of the last 10 years of employment as defined by the plans. Plan assets, which are maintained in a trust administered by Baxter, consist primarily of equity and fixed income securities. Baxter and Allegiance have announced their intent to freeze benefits under these plans at the date of the spin-off for Allegiance employees. Allegiance has also announced that it will not have a defined benefit pension plan to replace the Baxter plan. The pension liability related to Allegiance employees' service prior to the spin-off date will remain with Baxter.

    Pension expense associated with the Baxter-sponsored plans prior to its being frozen was $17 million, $22 million and $28 million for 1995, 1994 and 1993, respectively. The assumed discount rate applied to benefit obligations to determine 1995 pension expense was 9% and the assumed long-term rate of return on assets was 9.5% for the U.S. and Puerto Rico plans.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  RETIREMENT AND OTHER BENEFIT PROGRAMS (CONTINUED)
    In addition to pension benefits, Allegiance participated in Baxter-sponsored contributory health-care and life insurance benefits for substantially all domestic retired employees. Baxter and Allegiance have announced that they will freeze benefits under these plans at the date of the spin-off for Allegiance employees. Expense associated with these benefits prior to the date of the spin-off were $9 million in 1995, $9 million in 1994 and $11 million in 1993. Allegiance has announced its intention not to establish new health-care and life insurance plans for employees retiring subsequent to the Distribution Date.

    Effective, January 1, 1993, Allegiance adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits" which requires accrual accounting for postemployment benefits such as disability related and workers-compensation payments. The company recorded the obligation as a cumulative effect of an accounting change for $5 million (net of $3 million in related income tax benefits). The effect of this change on 1993 operating income versus the prior method of accounting for these benefits was not material. The liability associated with these benefits was $14 million for 1995 and 1994.

    Most U.S. employees are eligible to participate in a qualified 401(k) plan. Participants may contribute up to 12% of their annual compensation (limited in 1995 to $9,240 per individual) to the plan and Allegiance matches participants' contributions, up to 3% of compensation. Matching contributions made by Allegiance were $11 million in 1995, $14 million in 1994 and $14 million in 1993.

10. OTHER (INCOME) EXPENSE
    Components of other (income) expense are as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1995       1994       1993
                                                                       ---------  ---------  ---------
                                                                                (IN MILLIONS)
Asset dispositions, net..............................................  $    (263) $     (11) $     (36)
Foreign exchange.....................................................     --              5     --
Other................................................................        (39)    --             10
                                                                       ---------        ---        ---
Total other income...................................................  $    (302) $      (6) $     (26)
                                                                       ---------        ---        ---
                                                                       ---------        ---        ---

11. INCOME TAXES
    Income (loss) before tax expense by category is as follows:

                                                                         YEARS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        1995       1994       1993
                                                                      ---------  ---------  ---------
                                                                               (IN MILLIONS)
U.S.................................................................  $     434  $     292  $    (191)
International.......................................................         42         46         37
                                                                      ---------  ---------  ---------
Income (loss) before income tax expense.............................  $     476  $     338  $    (154)
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

11. INCOME TAXES (CONTINUED)
    Income tax expense before cumulative effect of accounting change by category and by income statement classification is as follows:

                                                                         YEARS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        1995       1994       1993
                                                                      ---------  ---------  ---------
                                                                               (IN MILLIONS)
Current
  U.S.
    Federal.........................................................  $     124  $      91  $      79
    State and local, including Puerto Rico..........................         34         26         29
  International.....................................................         (5)         3          5
                                                                      ---------  ---------  ---------
  Current income tax expense........................................        153        120        113
                                                                      ---------  ---------  ---------
Deferred
  U.S.
    Federal.........................................................         38         (5)      (164)
    State and local, including Puerto Rico..........................          8          4        (34)
  International.....................................................          4          4         (1)
                                                                      ---------  ---------  ---------
  Deferred income tax expense (benefit).............................         50          3       (199)
                                                                      ---------  ---------  ---------
Income tax expense (benefit)........................................  $     203  $     123  $     (86)
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    The income tax expense shown above was calculated as if Allegiance were a stand-alone entity.

    The components of deferred tax assets and liabilities are as follows:

                                                                                DECEMBER 31,
                                                                       -------------------------------
                                                                         1995       1994       1993
                                                                       ---------  ---------  ---------
                                                                                (IN MILLIONS)
Deferred tax assets
  Accrued expenses...................................................  $      70  $      60  $      60
  Restructuring costs................................................         57         77        111
  Other..............................................................     --         --              1
                                                                       ---------  ---------  ---------
    Total deferred tax assets........................................        127        137        172
                                                                       ---------  ---------  ---------
Deferred tax liabilities
  Asset basis differences............................................        107         46         70
  Other..............................................................          1     --              8
                                                                       ---------  ---------  ---------
    Total deferred tax liabilities...................................        108         46         78
                                                                       ---------  ---------  ---------
    Net deferred tax assets..........................................  $      19  $      91  $      94
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    In 1995, $22 million of deferred tax assets were transferred to Baxter. The deferred tax assets related to the asset basis difference associated with preferred stock received in connection with the divestiture of the diagnostics manufacturing businesses. Since agreements entered into with the buyer of the diagnostics manufacturing businesses require that the preferred stock be retained by Baxter for a prescribed period of time, the related deferred tax assets were transferred to Baxter.

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

11. INCOME TAXES (CONTINUED)
    Income tax expense differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons:

                                                                          YEARS ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1995       1994       1993
                                                                       ---------  ---------  ---------
                                                                                (IN MILLIONS)
Income tax expense (benefit) at statutory rate.......................  $     166  $     118  $     (54)
Tax-exempt operations................................................        (17)       (23)       (37)
Non deductible goodwill..............................................         28         14         14
State and local taxes................................................         27         15        (12)
Foreign tax (benefit)................................................         (1)        (2)        (2)
Other................................................................     --              1          5
                                                                       ---------  ---------  ---------
  Income tax expense (benefit).......................................  $     203  $     123  $     (86)
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Allegiance has manufacturing operations outside the U.S. that benefit from reductions in local tax rates under tax incentives that will continue at least through 1998. U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would not be material.

12. LEGAL PROCEEDINGS
    Upon the Distribution, Allegiance will assume the defense of litigation involving claims related to Allegiance Business, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves described below. Allegiance has not been named as a defendant in this litigation but will be defending and indemnifying Baxter Healthcare Corporation ("BHC"), as contemplated by the Reorganization Agreement, for all expenses and potential liabilities associated with claims pertaining to this litigation. It is expected that Allegiance will be named as a defendant in future litigation and may be added as a defendant in existing litigation. (Information subsequent to June 26, 1996 is unaudited).

    BHC was one of ten defendants named in a purported class action filed in August 1993, on behalf of all medical and dental personnel in the state of California who allegedly suffered allergic reactions to natural rubber latex gloves and other protective equipment or who allegedly have been exposed to natural rubber latex products. (KENNEDY, ET AL., V. BAXTER HEALTHCARE CORPORATION, ET AL., Sup. Ct., Sacramento Co., Cal., #535632). The case alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted defendants' demurrer to the class action allegations. On February 29, 1996, the California Appellate Court upheld the trial court's ruling. In April 1994, a similar purported class action, GREEN, ET AL. V. BAXTER HEALTHCARE CORPORATION, ET AL., (Cir. Ct., Milwaukee Co., WI, 94CV004977) was filed against Baxter and three other defendants. The class action allegations have been withdrawn, but additional plaintiffs added individual claims. On July 1, 1996, the Company was served with a similar purported class action, WOLF V. BAXTER HEALTHCARE CORP. ET AL., Circuit Court, Wayne County, MI, 96-617844NP. The Company is the only named defendant in that suit. As of August 19, 1996, 36 additional lawsuits have been served on BHC containing similar allegations of senseitization to natural rubber latex products. Allegiance intends to vigorously defend against these actions. Since none of these cases has proceeded to a hearing on the merits, Allegiance is unable to evaluate the extent of any potential liability, and unable to estimate any potential loss.

    Allegiance believes that a substantial portion of the liability and defense costs related to natural rubber latex gloves cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. BHC has notified its insurance

                             ALLEGIANCE CORPORATION
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

12. LEGAL PROCEEDINGS (CONTINUED)
companies that it believes that these cases and claims are covered by BHC's insurance. Most of BHC's insurers have reserved their rights (i.e., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. It is not expected that the outcome of these matters will have a material adverse effect on Allegiance's business, cash flow, results of operations or financial condition.

    Under the U.S. Superfund statute and many state laws, generators of hazardous waste which is sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the costs of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

    As of June 30, 1996, BHC has been named as a potentially responsible party for cleanup costs at ten hazardous waste sites, for which Allegiance has assumed responsibility. Allegiance's largest assumed exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects that the total cleanup costs for this site will be between $44 million and $65 million, of which Allegiance's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in Allegiance's combined financial statements. The estimated exposure for the remaining nine sites is approximately $4 million, which has been accrued and reflected in Allegiance's combined financial statements.

    BHC is a defendant in a number of other claims, investigations and lawsuits for which Allegiance has assumed responsibility. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on Allegiance's business, cash flow, results of operations or financial condition.

13. INDUSTRY INFORMATION
    Allegiance operates in a single industry segment as a leading provider of medical products and services that help its health-care customers manage and reduce the total cost of providing patient care. Through its nationwide distribution network, Allegiance distributes a broad offering of hospital supplies, including its own self-manufactured surgical and respiratory-therapy products, to hospital and alternate-care customers. Allegiance also provides cost management services to its health-care customers through inventory management programs, customized packaging, and procedure and process consulting.

    International sales from self-manufactured products are primarily in Canada, France and Germany. For surgical products, the majority of raw materials used for the manufacture of latex gloves are located in Malaysia. None of these geographic locations represent 10% or more of net sales or identifiable assets of Allegiance.

    For the last three years, sales to customers which are members of two large hospital buying groups, Premier and VHA, Inc. ("VHA"), as a percentage of total sales were 27% and 16%, respectively in 1995, 23% and 13%, respectively in 1994, and 23% and 13%, respectively in 1993. Premier and VHA each are comprised of a group of health-care organizations which benefit from the pricing and other benefits available to members of the group. However, some members are free to purchase from the vendors of their choice. The loss of the relationship with either group would not necessarily mean the loss of sales attributable to all members of such group.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Prospectus Summary.............................          3
Risk Factors...................................          8
Use of Proceeds................................         11
Company Background.............................         11
Capitalization.................................         12
Selected Historical Financial Data.............         13
Pro Forma Financial Information................         15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         19
Business.......................................         27
Management.....................................         36
Relationship with Baxter.......................         47
Principal Stockholders.........................         50
Description of Credit Facilities...............         51
Description of Securities......................         51
Underwriting...................................         63
Validity of Securities.........................         64
Experts........................................         64
Index to Financial Statements..................        F-1

    THROUGH AND INCLUDING JANUARY 8, 1997 (THE 90TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                  $550,000,000

                             ALLEGIANCE CORPORATION

                                  $200,000,000
                        7.30% NOTES DUE OCTOBER 15, 2006
                                  $150,000,000
                     7.80% DEBENTURES DUE OCTOBER 15, 2016
                                  $200,000,000
                     7.00% DEBENTURES DUE OCTOBER 15, 2026

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                               SMITH BARNEY INC.
                              BA SECURITIES, INC.
                                 FIRST CHICAGO
                             CAPITAL MARKETS, INC.
                                  NATIONSBANC
                             CAPITAL MARKETS, INC.

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